Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of

February 26, 2023

by and among

MOLEKULE GROUP, Inc.

AVATAR MERGER SUB LTD.

and

AURA SMART AIR lTD.

-i-

4.15	Insurance	42
4.16	Brokers’ Fees	42
4.17	Real Property; Assets	42
4.18	Environmental Matters	43
4.19	Absence of Changes	43
4.20	Affiliate Agreements	46
4.21	Permits	46
4.22	Company Privacy and Data Security	46
4.23	Registration Statement	47
4.24	Power of Attorney	47
4.25	Parent Common Stock	47
4.26	No Other Representations or Warranties	47
4.27	No Reliance	48
Article V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
5.01	Organization and Qualifications; Subsidiaries	48
5.02	Organizational Documents	49
5.03	Due Authorization	49
5.04	No Conflict; Consents	49
5.05	Capitalization	50
5.06	Undisclosed Liabilities	51
5.07	Litigation and Proceedings	51
5.08	Brokers’ Fees	52
5.09	SEC Filings and Financial Statements	52
5.10	Nasdaq Listing	52
5.11	Reporting Company	53
5.12	Information Supplied	53
5.13	No Other Representations or Warranties	53
5.14	No Reliance	53
Article VI COVENANTS
6.01	Access and Information	54
6.02	Conduct of Business by the Company	55
6.03	Efforts	55
6.04	Merger Proposal; Certificate of Merger	56
6.05	No Solicitation	57
6.06	Stock Exchange Listing	60

-ii-

6.07	No Parent Common Stock Transactions	60
6.08	Public Announcements	60
6.09	Registration Statement	60
6.10	Form 8-K Filings	63
6.11	Director and Officer Indemnification	64
6.12	Termination of Company 401(k) Plan	64
6.13	Employee Communications	64
6.14	Parent Public Filings; Parent Nasdaq Listing	65
6.15	Section 16 Matters	65
6.16	Tax Matters	65
6.17	Takeover Statute	66
6.18	Stock Exchange Delisting	66
6.19	Transaction Litigation	66
6.20	Resignations	67
6.21	Notification of Certain Matters	67
6.22	IIA Matters	67
6.23	Post-Closing Cooperation; Further Assurances	67
Article VII CONDITIONS TO OBLIGATIONS
7.01	Conditions to Obligations of All Parties	67
7.02	Additional Conditions to Obligations of Parent	68
7.03	Additional Conditions to the Obligations of the Company	69
7.04	Frustration of Closing Conditions	70
Article VIII TERMINATION/EFFECTIVENESS
8.01	Termination	70
8.02	Effect of Termination	71
8.03	Termination Fee	71
8.04	Waiver	73
Article IX MISCELLANEOUS
9.01	Survival	73
9.02	Notices	73
9.03	Annexes, Exhibits and Schedules	74
9.04	Expenses	74
9.05	Assignment; Successors and Assigns; No Third Party Rights	74
9.06	Governing Law	74
9.07	Waiver of Jury Trial	75

-iii-

9.08	Counterparts	75
9.09	Entire Agreement	75
9.10	Severability	75
9.11	Specific Performance	75
9.12	Amendments	76
9.13	Certificates	76
9.14	Schedules	76

-iv-

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of February 26, 2023, is entered into by and among Molekule Group, Inc., a Delaware corporation (“Parent”), Avatar Merger Sub Ltd., a company organized under the laws of the State of Israel and a wholly owned Subsidiary of Parent (“Merger Sub”), and Aura Smart Air Ltd., a company organized under the laws of the State of Israel (the “Company”). Except as otherwise indicated, capitalized terms used but not defined herein shall have the meanings set forth in Article I of this Agreement.

RECITALS

WHEREAS, Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the provisions of Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations thereunder, the “ICL”);

WHEREAS, subject to the terms and conditions hereof, at the Closing, Merger Sub will merge with and into the Company pursuant to the Merger, with the Company surviving as the Surviving Company and a wholly-owned Subsidiary of Parent;

WHEREAS, the Parent Board has determined that it is in the best interests of Parent and the Parent’s stockholders to enter into this Agreement;

WHEREAS, the board of directors of Merger Sub has unanimously (a) determined that this Agreement and the Transactions, are advisable and fair to, and in the best interests of, Merger Sub and the sole shareholder of Merger Sub and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Merger Sub to its creditors, if any, and (b) directed that this Agreement be submitted to Parent for its approval and adoption in its capacity as the sole shareholder of Merger Sub;

WHEREAS, Parent, as the sole shareholder of Merger Sub, has approved and adopted this Agreement;

WHEREAS, the Company Board has unanimously adopted the Company Board Recommendation;

WHEREAS, as a material inducement for Parent and Merger Sub to enter into this Agreement and consummate the Merger, concurrently with the execution and delivery hereof, certain Company Shareholders have entered into lock-up agreements with respect to the Merger Consideration to be received by such Company Shareholders (collectively, the “Lock-Up Agreements”);

WHEREAS, as a material inducement for Parent and Merger Sub to enter into this Agreement and consummate the Merger, concurrently with the execution and delivery hereof, certain Company Shareholders have entered into Support Agreements in favor of Parent agreeing to support the actions necessary to consummate the Transactions (collectively, the “Support Agreements”);

WHEREAS, concurrently with the execution and delivery hereof, Parent and the Company have entered into a Technology Collaboration Agreement (“Technology Collaboration Agreement”), pursuant to which Parent and the Company will collaborate to integrate each party’s technology and engage in certain joint development activities subject to the terms set forth therein;

WHEREAS, concurrently with the execution and delivery hereof, Parent and the Company have entered into a Co-Distribution Agreement (“Distribution Agreement”), pursuant to which Parent will distribute certain of the Company’s products, and the Company will distribute certain of Parent’s products, in the territories and subject to the terms set forth therein; and

WHEREAS, concurrently with the execution and delivery hereof, the Parent Lender has delivered to Parent a written consent (the “Parent Lender Consent”) and Bank Mizrahi has delivered to the Company a written consent (the “Bank Mizrahi Consent” and, together with the Parent Lender Consent, the “Lender Consents”) in each case, with respect to this Agreement, the Transactions and the other matters contemplated hereby and thereby.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

Article I
CERTAIN DEFINITIONS

1.01            Definitions. As used herein, the following terms shall have the following meanings:

“104 Interim Ruling” means an interim approval under Section 104(8) of the Ordinance confirming, among other matters, that Parent and anyone acting on its behalf will be exempt from Israeli withholding Tax in relation to any payments made with respect to Electing Sellers.

“103 Tax Ruling” has the meaning set forth in Section 6.16(a).

“104 Tax Ruling” has the meaning set forth in Section 6.16(b).

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, proceeding, litigation or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at Law or in equity, involving any Governmental Authority or arbitral body.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Agreement” has the meaning set forth in the preamble hereto.

“Ancillary Agreements” means the Lock-Up Agreements, the Support Agreements, the Technology Collaboration Agreement, the Distribution Agreement, the Lender Consents and the Lender Agreements.

“Anti-Corruption Laws” means any applicable Laws relating to bribery or corruption (governmental or commercial), or money laundering, including (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations issued thereunder, (ii) the UK Bribery Act 2010, and (iii) and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Applicable Data Protection Requirements” means all Laws, Contracts, Company Entities’ privacy policies or notices, and industry standards or self-regulatory frameworks binding on the Company Entities relating to privacy, data protection, or data security.

“Bank Mizrahi” means Mizrahi Tefahot Bank Ltd.

“Bank Mizrahi Consent” has the meaning set forth in the Recitals hereto.

“Business Day” means a day other than a Friday, Saturday, Sunday or other day on which commercial banks in New York, New York or in Tel Aviv, Israel are authorized or required by Law to close.

“Business of the Company” means the business of the Company Entities collectively, as conducted presently and during the twelve (12) months prior to the date of this Agreement; and references to “business of the Company”, “the Company’s business” or phrases of similar import shall be deemed to refer to the business of the Company Entities collectively, as conducted presently and during the twelve (12) months prior to the date of this Agreement.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.

“Certificate of Merger” has the meaning set forth in Section 2.01.

“Closing Date” has the meaning set forth in Section 2.03.

“Closing” has the meaning set forth in Section 2.03.

“Code” means the Internal Revenue Code of 1986.

“Companies Registrar” has the meaning set forth in Section 2.04.

“Company” has the meaning set forth in the preamble hereto.

“Company 401(k) Plan” has the meaning set forth in Section 6.12.

“Company Acquisition Proposal” means any bona fide indication of interest, proposal or offer made by any Person (other than by Parent, Merger Sub or its Affiliates) related to, for or that would result in (a) a merger, reorganization, share exchange, consolidation, business combination, recapitalization or similar transaction involving the Company, (b) the direct or indirect acquisition by any Person of (i) more than ten percent (10%) of the assets of the Company and its Subsidiaries, on a consolidated basis, or (ii) assets of the Company and its Subsidiaries to which more than ten percent (10%) of the revenues or earnings of the Company and its Subsidiaries, on a consolidated basis, are attributable for the most recent fiscal year for which the audited financial statements are then available, or (c) the direct or indirect acquisition by any Person of, or a tender offer or exchange offer that if consummated would result in such Person beneficially owning, more ten percent (10%) of the outstanding Company Shares or more than ten percent (10%) of the total voting power of the Company or any of its Subsidiaries, in each of the foregoing clauses (a), (b) and (c), whether in a single transaction or a series of related transactions.

“Company Adverse Recommendation Change” has the meaning set forth in Section 6.05(c).

“Company Associate” means any current or former employee, Company Contract Worker, officer, member of the board of directors or managers (or similar body) or other individual service provider of or to any of the Company Entities or any Affiliate of any Company Entity.

“Company Benefit Plan” means: (a) each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA; and (b) any other employment, consulting, salary, bonus, commission, other remuneration, stock option, restricted stock, restricted stock unit, performance stock unit, stock appreciation rights, stock purchase or other equity-based award (whether payable in cash, securities or otherwise), benefit, incentive compensation, profit sharing, savings, pension (including pension funds, managers’ insurance and/or similar funds, retirement (including early retirement and supplemental retirement), disability, insurance (including life and health insurance), vacation, sick leave, recreation pay, deferred compensation, supplemental retirement (including termination indemnities and seniority payments), severance, severance pay, termination, redundancy, retention, change of control, transaction-based, death and disability benefits, hospitalization, medical, life and accident or other insurance, flexible benefits, supplemental unemployment benefits, provident fund (Keren Hishtalmut) and similar fringe, welfare or other employee benefit plan, program, agreement (including any Company Collective Bargaining Agreement), contract, order (including extension order), policy or binding arrangement (whether or not in writing) maintained or contributed to or required to be contributed to by any of the Company Entities or any Affiliate of any Company Entity for the benefit of or relating to any Company Associate of any Company Entity (or the beneficiaries or dependents of any such individual) or any Company ERISA Affiliate, or with respect to which any Company Entity has any current Liability or is reasonably likely to have any future Liability.

“Company Board” means the board of directors of the Company.

“Company Board Recommendation” has the meaning set forth in Section 4.03(b).

“Company Collective Bargaining Agreement” means any collective bargaining agreement, works council, labor, voluntary recognition or similar agreement or arrangement with respect to any Company Associate of any Company Entity or other Contract with a Union, including a neutrality or accretion clause or agreement.

“Company Contract Worker” means any independent contractor, consultant, director or retired person or service provider who is a natural person and is or was hired, retained, engaged or used by any of the Company Entities and who is not: (a) classified by a Company Entity as an employee; or (b) compensated by a Company Entity through wages reported on a form W-2 in the United States or a form 106 in Israel.

“Company Data” means all data maintained by or on behalf of the Company, whether or not in electronic form.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to Parent and Merger Sub concurrently with the execution of this Agreement.

“Company D&O Tail Policy” has the meaning set forth in Section 6.11(b).

“Company Employee Agreement” means any management, employment, severance, termination, transaction bonus, grant, commission, retention, change of control, consulting, relocation, amendment, repatriation or expatriation agreement or other Contract between any of the Company Entities or any Affiliate of any Company Entity and any Company Associate, other than any such Contract that is terminable “at will” or by statutory prior notice, without any obligation on the part of any Company Entity or any Affiliate of any Company Entity to make any severance, change in control or similar payment or provide any benefit.

“Company Entities” means, collectively, the Company and its Subsidiaries.

“Company ERISA Affiliate” means any Person under common control with any of the Company Entities within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations thereunder.

“Company Financial Statements” has the meaning set forth in Section 4.06.

“Company Foreign Plan” means any: (a) plan, program, policy, practice, Contract or other arrangement of any Company Entity mandated by a Governmental Authority outside the United States or Israel and covering any Company Associate; (b) Company Benefit Plan that is subject to any of the applicable laws of any jurisdiction outside the United States or Israel; or (c) Company Benefit Plan that covers or has covered any Company Associate whose services are or have been performed primarily outside of the United States or Israel.

“Company Indemnified Persons” has the meaning set forth in Section 6.11(a).

“Company Insurance Policies” has the meaning set forth in Section 4.15.

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by, or exclusively licensed to, any Company Entity.

“Company IP Registrations” means all Company Intellectual Property that is subject to any issuance, registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, Internet domain names, copyright registrations, issued and reissued patents and pending applications for any of the foregoing.

“Company Leased Real Property” means all of the right, title and interest of any Company Entity under all leases, subleases, licenses, concessions and other agreements, pursuant to which the Company holds a leasehold or sub-leasehold estate in, or is granted the right to use or occupy, any land, buildings, improvements, fixtures or other interest in real property.

“Company Material Adverse Effect” means any event, occurrence, development, fact, condition, circumstance or change that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, results of operations, financial condition, liabilities, operations or assets of the Company Entities, taken as a whole; provided, however, that none of the following events, occurrences, developments, facts, conditions, circumstances or changes (or the effect thereof), alone or in combination, will be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to have, a “Company Material Adverse Effect”: (a) any changes in applicable Laws, or IFRS applicable to the Company Entities, required to be adopted by the Company Entities, after the date of this Agreement; (b) general economic or political conditions or conditions generally affecting the capital, credit or financial markets, including any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally; (c) conditions generally affecting the industries in which the Company Entities operate; (d) acts of war (whether or not declared), armed hostilities (whether or not pursuant to the declaration of a national emergency or war) or terrorism, cyberterrorism, riots, sabotage or military actions or the escalation or worsening thereof; (e) any acts of God, natural disasters, epidemic, pandemic or disease outbreak (including COVID-19), (f) any failure of the Company to meet its financial projections, budgets or estimates (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); or (g) the public announcement, pendency or completion of the Transactions, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees; provided further, however, that any event, occurrence, fact, condition or change referred to in clauses (a), (b), (c), (d) and (e) immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, development, fact, condition, circumstance or change has a disproportionate effect on the Company compared to other participants in the industries in which the Company Entities conduct the Business of the Company.

“Company Material Contracts” has the meaning set forth in Section 4.12.

“Company Option” means each option to purchase Company Shares that is outstanding under the Company Share Plan.

“Company Organizational Documents” has the meaning set forth in Section 4.02.

“Company Products” means all products and services that have been or are currently offered, distributed, sold, licensed or made available (in each of the foregoing cases, either directly or indirectly), or under development by any of the Company Entities.

“Company Real Estate Lease Documents” has the meaning set forth in Section 4.17(b).

“Company Related Parties” means the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, shareholders, members, managers, directors, officers, employees, agents, Representatives or assignees.

“Company Reporting Documents” has the meaning set forth in Section 4.06(a).

“Company Share Plan” means the Aura Smart Air Ltd. Global Share Incentive Plan (2021) and the Israeli and US addendums attached to such plan.

“Company Shareholder Approval” has the meaning set forth in Section 4.03(a).

“Company Shareholders” means the holders of the Company Shares.

“Company Superior Proposal” means a bona fide written Company Acquisition Proposal (provided that, for purposes of this definition, references to “ten percent (10%)” in the definition of “Company Acquisition Proposal” shall be deemed to be references to “seventy-five (75%)”), which the Company Board determines in good faith would result in a transaction (a) that, if consummated, is more favorable to the Company’s Shareholders from a financial point of view than the Merger (taking into account at the time of determination all relevant circumstances the Company Board deems proper, including the various legal, financial and regulatory aspects of such proposal, all the terms and conditions of such proposal (including any termination or break-up fees, expense reimbursement provisions and any conditions, potential time delays or other risks to consummation) and this Agreement, and any changes to the terms of this Agreement offered by Parent in writing in response to such Company Acquisition Proposal) and (b) that is reasonably capable of being completed on the terms proposed, taking into account the identity of the Person making the Company Acquisition Proposal, any approval requirements and all other financial, regulatory, legal and other aspects of such proposal.

“Company Warrant” means the Warrant Agreement, dated July 17, 2022, by and between the Company and Bank Mizrahi.

“Company Warrantholder” means Bank Mizrahi.

“Confidentiality Agreement” has the meaning set forth in Section 6.01.

“Contract” means, with respect to any Person, any legally binding agreement, indenture, debt instrument, contract, guarantee, loan, note, mortgage, license, lease or other arrangement, understanding or undertaking, whether written or oral, including all amendments and modifications relating thereto, to which such Person is a party or beneficiary, by which it is bound, or to which any of its assets or properties is subject (other than any Company Benefit Plans).

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any applicable quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other applicable Law, recommendation, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Authority, public health authority or industry group, including the Centers for Disease Control and Prevention and the World Health Organization, in connection with or in response to COVID-19, including the CARES Act, Families First Act and American Rescue Plan Act of 2021 or other measures, changes in business operations or other practices, affirmative or negative, adopted in good faith by a Person, in each of the foregoing cases, for the protection of the health or safety of the employees, partners, patients, vendors, service providers of such Person and its Subsidiaries or any other natural persons.

“Disclosure Schedules” means the Company Disclosure Schedule and the Parent Disclosure Schedule.

“Distribution Agreement” has the meaning set forth in the Recitals hereto.

“Effective Time” has the meaning set forth in Section 2.01.

“Electing Seller” has the meaning set forth in Section 6.16(b).

“Environmental Laws” mean any Laws relating to the protection of the environment, natural resources, pollution, or the treatment, storage, recycling, transportation, disposal, arrangement for treatment, storage, recycling, transportation, or disposal, handling or Release of or exposure to any Hazardous Materials (and including worker health or safety Laws as they relate to occupational exposure to Hazardous Material).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

“Final Affidavit” has the meaning set forth in Section 2.01.

“Final Confirmation” has the meaning set forth in Section 2.01.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means any national, federal, state, provincial, county, municipal or local government, foreign or domestic, or the government of any political subdivision of any of the foregoing, or any entity, authority, agency, ministry or other similar body exercising executive, legislative, judicial (including any court or arbitrator (public or private)), regulatory or administrative authority or functions of or pertaining to government, including any authority or other quasi-governmental entity established to perform any of such functions as well as the IIA and any other bi- or multi-national grant programs for the financing of research and development or other similar funds.

“Governmental Grant” means any grants, incentives and subsidies and/or Tax benefits from the government of the State of Israel, the IIA or any agency thereof, or from any other foreign Governmental Authority.

“Governmental Order” means any order (including any extension order), permit, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any material, substance or waste that is listed, regulated, or defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning) under applicable Environmental Laws.

“ICL” has the meaning set forth in the Recitals hereto.

“IFRS” means the International Financial Reporting Standards, as adopted by the International Accounting Standards Board.

“IIA” means the Israel Innovation Authority, formerly known as the Office of the Chief Scientist of the Ministry of Economy of the State of Israel.

“IIA Approval” means the approval of the IIA required in accordance with the R&D Law with respect to the Transactions.

“IIA Notice” shall mean the written notice to the IIA regarding the change in ownership of the Company effected as a result of the Merger, required to be submitted to the IIA in connection with the Merger in accordance with the R&D Law, which shall be submitted by the Company at any time following the date hereof but not later than the Closing.

“Indebtedness” means, with respect to any Person, without duplication, any obligations (whether or not contingent) consisting of (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (b) amounts owing as deferred purchase price for property or services, including “earnout” payments, (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security, (d) contingent reimbursement obligations with respect to letters of credit, bankers’ acceptance or similar facilities (in each case to the extent drawn), (e) payment obligations of a third party secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed, (f) capital lease obligations presented as capital lease liabilities on the consolidated balance sheet of such Person or otherwise required to be categorized as such under IFRS, (g) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements with respect to any amounts of a type described in clauses (a) through (f) above and (i) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations; provided, however, that Indebtedness shall not include accounts payable to trade creditors and accrued expenses arising in the ordinary course of business consistent with past practice.

“Intellectual Property” means any and all rights in, arising out of, or associated with intellectual property, industrial property and proprietary rights, however arising, pursuant to the Laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all rights with respect to: (a) trademarks, service marks, trade names, brand names, logos, trade dress and other similar designations of source or origin, together with the goodwill connected with the use of and symbolized by, and; (b) Internet domain names; (c) copyrights, works of authorship, moral rights, mask work rights, designs and design registrations, whether or not copyrightable; (d) Trade Secrets; (e) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models); (f) software and firmware, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other related specifications and documentation; and (g) all registrations, applications and renewals for, any of the foregoing.

“Interested Party” as defined in the ICL.

“Interim Period” has the meaning set forth in Section 6.02.

“Israeli Securities Law” means the Israeli Securities Law, 5728-1968.

“Knowledge of Parent” means, with respect to Parent, the actual knowledge of such Persons listed on Schedule 1.01(a) of the Parent Disclosure Schedule.

“Knowledge of the Company” means, with respect to the Company, the actual knowledge of Schedule 1.01(a) of the Company Disclosure Schedule.

“Law” means any law, statute, ordinance, regulation, rule, writ, judgment, or Governmental Order, in each case, of any Governmental Authority.

“Lender Agreements” has the meaning set forth in Section 7.02(e).

“Lender Consents” has the meaning set forth in the Recitals hereto.

“Liabilities” has the meaning set forth in Section 4.07.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, easement, right of way, purchase option, right of first refusal, covenant, restriction, security interest, title defect, encroachment or other survey defect, or other lien or encumbrance of any kind, except for any restrictions arising under any applicable Securities Laws.

“Lock-Up Agreements” has the meaning set forth in the Recitals hereto.

“Material Permits” has the meaning set forth in Section 4.21.

“Merger Consideration” has the meaning set forth in Section 3.01(a).

“Merger Sub” has the meaning set forth in the preamble hereto.

“Merger” has the meaning set forth in the Recitals hereto.

“Nasdaq” means the Nasdaq Capital Market.

“Open Source Software” means any Software that is licensed, distributed or conveyed as “open source software,” “free software,” “copyleft”, “freeware”, “shareware” or public domain software, or under a similar licensing or distribution model (including software licensed under the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), GNU Affero General Public License v3, Mozilla Public License (MPL), BSD licenses, Microsoft Shared Source License, Common Public License, Artistic License, Netscape Public License, Sun Community Source License (SCSL), Sun Industry Standards License (SISL), Apache License and any license listed at www.opensource.org).

“Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961.

“Other Filings” has the meaning set forth in Section 6.09(a).

“Outside Counsel Only Material” has the meaning set forth in Section 6.03(b).

“Outside Date” has the meaning set forth in Section 8.01(b)(i).

“Parent” has the meaning set forth in the preamble hereto.

“Parent Board” means the board of directors of Parent.

“Parent Common Stock” means Parent’s Common Stock, par value $0.01 per share.

“Parent Disclosure Schedule” means the disclosure schedule delivered by Parent and Merger Sub to the Company concurrently with the execution of this Agreement.

“Parent Equity Plan” means the 2021 Incentive Award Plan adopted by Parent to award equity awards to employees, directors and consultants of Parent.

“Parent Lender” means Silicon Valley Bank.

“Parent Lender Consent” has the meaning set forth in the Recitals hereto.

“Parent Organizational Documents” means Parent’s certificate of incorporation and bylaws and the articles of association of Merger Sub, in each case as may be amended from time to time.

“Parent Preferred Stock” has the meaning set forth in Section 5.05(a).

“Parent RSU” has the meaning set forth in Section 3.01(a)(ii).

“Parent RSU Award” has the meaning set forth in Section 3.01(a)(ii).

“Parent SEC Documents” has the meaning set forth in Section 5.09(a).

“Permits” means any franchise, approval, permit, authorization, license, order, registration, certificate, variance and other similar permit or rights obtained from any Governmental Authority necessary or advisable for the operations of the Business of the Company or of Parent, as applicable, and all pending applications therefor.

“Permitted Liens” means (a) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens (i) that arise in the ordinary course of business, (ii) that relate to amounts not yet delinquent or (iii) that are being contested in good faith through appropriate Actions and either are not material or appropriate reserves for the amount being contested have been established in accordance with IFRS, (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (c) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions to the extent appropriate reserves have been established in accordance with IFRS, (d) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property, (e) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business, (f) Liens that secure obligations that are reflected as liabilities on the Company Financial Statements or Liens the existence of which is referred to in the notes to the balance sheet included in the Company Financial Statements, (g) in the case of Company Leased Real Property, matters that would be disclosed by an accurate survey or inspection of such Company Leased Real Property, which do not materially interfere with the current use or occupancy of any Company Leased Real Property, (h) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities, which do not materially interfere with the current use or occupancy of any Company Leased Real Property, and (i) statutory Liens of landlords for amounts that (x) are not due and payable, (y) are being contested in good faith by appropriate proceedings and either are not material or appropriate reserves for the amount being contested have been established in accordance with IFRS or (z) may thereafter be paid without penalty.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture, association or other organization, whether or not a legal entity, or a Governmental Authority.

“Personal Information” means any data and information relating to an identified or identifiable natural Person or household, including, name, street address, telephone number, e-mail address, phone number, age, birthdate, photograph, credit card number, pin code, financial account numbers, debit card numbers, MAC addresses, IP addresses, unique device identifiers, social security number, driver’s license number, passport number or user or account number, or any other piece of information (including pseudonymized (key-coded) data) that allows the identification of a natural Person or household or is otherwise considered “personal information,” “personally identifiable information,” “personal data,” “nonpublic personal information,” “individually identifiable health information” or other analogous terms under applicable Law or which would constitute regulated information or data under applicable Law.

“Press Release” has the meaning set forth in Section 6.08.

“R&D Law” means the Israeli Encouragement of Research, Development and Technological Innovation in Industry Law, 5744-1984, and the regulations, rules and internal policies promulgated thereunder or by the IIA based on its authority under the R&D Law.

“Registration Shares” has the meaning set forth in Section 6.09(a).

“Registration Statement” has the meaning set forth in Section 6.09(a).

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

“Requisite Consents” has the meaning set forth in Section 4.04(b).

“SEC” means the United States Securities and Exchange Commission.

“Section 102 Options” means Company Options granted under the Company Share Plan and subject to tax benefits under Section 102(b)(2) of the Ordinance.

“Section 102 Securities” means Section 102 Shares and Section 102 Options.

“Section 102 Shares” means Company Shares issued pursuant to the exercise of Section 102 Options and deposited with the Section 102 Trustee.

“Section 409A” means Section 409A of the Code.

“Securities Act” means the Securities Act of 1933.

“Securities Laws” means the securities Laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Shareholder Meeting Notice” has the meaning set forth in Section 4.23.

“Software” means any and all (a) computer programs, firmware, software and computer code (whether in source code, object code or other form), models, algorithms, methodologies and implementations thereof, (b) development tools, descriptions and flow charts, (c) data, metadata, databases and compilations of data, whether machine readable or otherwise and (d) programmers’ annotations, notes, documentation, product user manuals, training materials and other work product used to design, plan, organize, maintain, support or develop any of the foregoing, irrespective of the media on which it is recorded.

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Support Agreements” has the meaning set forth in the Recitals hereto.

“Surviving Company” has the meaning set forth in Section 2.01.

“Systems” means software, servers, sites, circuits, networks, interfaces, platforms, computers, hardware, databases, cable, networking, call centers, equipment and all other technology or infrastructure assets or services.

“TASE” means the Tel Aviv Stock Exchange.

“Tax” means any and all Israeli, U.S. federal, state, local and foreign taxes, fees, levies, duties, tariffs, imposts, escheat, and other similar charges (together with any and all interest, linkage differentials, penalties and additions to tax) imposed by any Governmental Authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added or gains taxes.

“Tax Return” means returns, reports, declarations, claims for refund and information statements, including any schedule, form or attachment thereto, with respect to Taxes filed or required to be filed with the IRS, the ITA or any other Governmental Authority.

“Tax Rulings” has the meaning set forth in Section 6.16(b).

“Technology Collaboration Agreement” has the meaning set forth in the Recitals hereto.

“Termination Fee” means a cash amount equal to $330,000.

“Trade Law” means all applicable import/export and re-export controls and sanctions laws and regulations, including the Export Administration Act and Regulations, the Foreign Assets Control Regulations, the International Traffic in Arms Regulations, other controls administered by the United States Department of Commerce or the United States Department of State, the regulations administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”).

“Trade Secret” means inventions, discoveries, trade secrets, business and technical information and know-how, databases, data collections and other confidential and proprietary information or documentation and all rights therein.

“Transactions” means the transactions contemplated by this Agreement and the Ancillary Agreements, including the Merger.

“Transaction Form 8-K” has the meaning set forth in Section 6.10.

“Treasury Regulations” means the regulations promulgated under the Code.

“Union” means any labor organization, union, works council, or similar entity, or other body representing one or more Company Associates of any Company Entity.

“Valid Tax Certificate” means a valid certificate, ruling or any other written instructions regarding Tax withholding, issued by the ITA in form and substance reasonably satisfactory to Parent, that is applicable to the payments to be made to any Company Shareholder, Company Warrantholder, and any exchange agent pursuant to this Agreement, stating that no withholding, or reduced withholding, of Tax is required under Israeli law with respect to such payment or providing other instructions regarding such payment or withholding (including transfer of the withholding Tax amount to a trustee). For purposes hereof, each of the Tax Rulings will be considered a Valid Tax Certificate; provided, that it includes such instructions, and provided, further, that if the applicable ruling requires the affirmative consent of the relevant holder, such holder consented in writing to join any such applicable ruling.

“VAT” has the meaning set forth in Section 4.14(u).

“WARN Act” has the meaning set forth in Section 4.13(e).

“Withholding Drop Date” has the meaning set forth in Section 3.03(b).

1.02         Construction.

(a)            Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article”, “Section”, “Schedule”, “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.

(b)            Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto to the extent made available to the other party.

(c)            Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d)            The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent and no rule of strict construction shall be applied against any party hereto.

(e)            Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action shall be deferred until the next Business Day.

(f)            All accounting terms used herein and not expressly defined herein shall have the meanings given to them under IFRS.

(g)            The phrases “delivered,” “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than two (2) Business Days prior to the date of this Agreement to the party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by the Company and made fully accessible to Parent and its Representatives in connection with this Agreement or (ii) by delivery to such party or its legal counsel via electronic mail or hard copy form.

(h)            References to “$” or “dollars” refer to lawful currency of the United States, which is the currency used for all purposes in this Agreement except as expressly provided otherwise herein. All references to “NIS” in this Agreement refer to New Israeli Shekels.

(i)            Writing includes typewriting, printing, lithography, photography, email and other modes of representing or reproducing words in a legible and non-transitory form.

(j)            Terms defined in this Agreement by reference to any other agreement, document or instrument have the meanings assigned to them in such agreement, document or instrument whether or not such agreement, document or instrument is then in effect.

(k)            The titles, captions and table of contents in this Agreement are for reference purposes only, and shall not in any way define, limit, extend or describe the scope of this Agreement or otherwise affect the meaning or interpretation of this Agreement.

“Willful Breach” has the meaning set forth in Section 8.02.

Article II
THE MERGER; CLOSING

2.01          The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger), whereupon the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving company of the Merger (the “Surviving Company”) and shall (a) become a wholly owned Subsidiary of Parent, (b) continue to be governed by the Laws of the State of Israel, (c) maintain a registered office in the State of Israel and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.

2.02          Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the ICL. Without limiting the generality of the foregoing and subject thereto, by virtue of the Merger and without further act or deed, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

2.03          Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at 9:00AM local time at the offices of Goldfarb Seligman, Tel Aviv, Israel on the second (2nd) Business Day after the date on which all conditions set forth in Article VII have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof), or such other time and place as Parent and the Company may mutually agree in writing. Notwithstanding the foregoing, the parties hereto agree the Closing may take place electronically through the exchange of documents via e-mail. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

2.04          Effective Time. As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger (such notice, the “Final Affidavit”), which shall (a) inform the Companies Registrar that (i) all conditions to the Merger under the ICL and this Agreement have been met as of the date of the Final Affidavit (other than the passage of the Merger Waiting Periods and the issuance of the Certificate of Merger by the Companies Registrar), (ii) no shareholder or creditor of the Company or Merger Sub, as applicable, nor any antitrust authority has objected to the Merger and (iii) the Company and Merger Sub are aware of the tax consequences of the Merger and (b) set forth the proposed date of the Closing on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) after subsequent notice (such subsequent notice, the “Final Confirmation”) that all conditions to the Merger under the ICL and this Agreement have been met (other than the issuance of the Certificate of Merger by the Companies Registrar), which the parties shall deliver on the Closing Date. The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (such date and time being hereinafter referred to as the “Effective Time”).

2.05         Articles of Association of the Surviving Company. At the Effective Time, the articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the articles of association of the Surviving Company, until thereafter amended as provided by Law and such articles of association.

2.06         Deliveries and Proceedings at Closing. Subject to the terms and conditions of this Agreement, at the Closing:

(a)            the Company shall deliver or cause to be delivered to Parent and Merger Sub the certificates and other documents required to be delivered pursuant to Section 7.02; and

(b)            Parent and Merger Sub shall deliver or cause to be delivered (i) the certificates and other documents required to be delivered pursuant to Section 7.03, and (ii) to its transfer agent, the instructions to issue shares of Parent Common Stock constituting the Merger Consideration payable to the Company Shareholders in accordance with Article III, together with any notices and documentation necessary or appropriate in connection therewith.

2.07         Directors and Officers of the Surviving Company.

(a)            The Company shall take all necessary action prior to the Effective Time such that (i) each director of the Company set forth in Schedule 2.07(a)(A) shall cease to be a director immediately following the Effective Time (including by causing each such director to tender an irrevocable resignation as a director, effective as of the Effective Time) and (ii) each person set forth in Schedule 2.07(a)(ii) shall be appointed to the board of directors of the Surviving Company, effective as of immediately following the Effective Time, and, as of such time, shall be the only directors of the Surviving Company (including by causing the Company Board to adopt resolutions prior to the Effective Time that expand or decrease the size of the Company Board, as necessary, and appoint such persons to the vacancies resulting from the incumbent directors’ respective resignations or, if applicable, the newly created directorships upon any expansion of the size of the Company Board). Each person appointed as a director of the Surviving Company pursuant to the preceding sentence shall remain in office as a director of the Surviving Company until his or her successor is elected and qualified or until his or her earlier resignation or removal.

(b)            The Company shall take all necessary action prior to the Effective Time such that (i) each officer of the Company set forth in Schedule 2.07(b) shall cease to be an officer immediately following the Effective Time (including by causing each such officer to tender an irrevocable resignation as an officer, effective as of the Effective Time) and (ii) each person set forth in Schedule 2.07(b)(ii) shall be appointed as an officer of the Surviving Company, effective as of immediately following the Effective Time, and, as of such time, shall be the only officers of the Surviving Company.

Article III
EFFECTS OF THE MERGER

3.01         Effect on Securities.

(a)            Effect of Merger. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any securities of the Company or Merger Sub:

(i)            Conversion of Company Securities. Each ordinary share, no par value, of the Company (the “Company Shares”) issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 3.01(a)(iii)) shall be converted into the right to receive from Parent, in accordance with the terms of this Agreement, a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to (A) 3,519,105, divided by (B) the aggregate number of issued and outstanding Company Shares as of the Closing (the “Merger Consideration”), in each case without interest. Each Company Share to be converted into the right to receive the Merger Consideration as provided in this Section 3.01(a) shall no longer be outstanding and shall be automatically canceled and shall cease to exist, and the book-entry shares (“Book-Entry Shares”) which immediately prior to the Effective Time represented such Company Share, shall cease to have any rights with respect to such Company Share other than the right to receive, upon surrender of such Book-Entry Shares in accordance with Section 3.02, the Merger Consideration.

(ii)           Treatment of Company Options. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each Company Option that is outstanding and unexercised immediately prior to the Effective Time shall be canceled and terminated for no consideration or payment. Within two (2) Business Days following the date hereof, the Company shall give each Person who holds vested Company Options notice that if such Person does not exercise their vested Company Options on or prior to the Closing Date, then their vested Company Options shall be canceled and terminated for no consideration or payment. From and after the Effective Time, neither Parent nor the Surviving Company will be required to deliver Company Shares, other capital stock of the Company, or other compensation of any kind to any Person pursuant to or in settlement of any Company equity or equity-based awards under the Company Share Plan or otherwise and the Company Share Plan will thereupon terminate. Notwithstanding the forgoing, the Parent may, in its sole discretion from time to time following the Effective Time, grant the right to receive an award of restricted stock units (“Parent RSUs”, and each such award, a “Parent RSU Award”) relating to shares of Parent Common Stock to certain Company Affiliates on terms set forth in the definitive documents relating to each such Parent RSU Award.

(iii)          Cancellation of Treasury Stock (Dormant Shares). Each Company Share held by the Company as treasury stock (dormant shares) immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration or payment shall be due or delivered in exchange therefor or in respect thereof.

(iv)          Conversion of Merger Sub Share Capital. Each ordinary share, no par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid ordinary share, no par value, of the Surviving Company and shall constitute the only outstanding share capital of the Surviving Company.

(b)            Fractional Shares. Notwithstanding anything else in this Agreement, no certificates or scrip representing a fractional share of Parent Common Stock will be issued to any of the Company Shareholders or Company Warrantholder in connection with payment of the Merger Consideration, and to the extent a fractional share of Parent Common Stock is issuable as part of the Merger Consideration after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such Company Shareholder or Company Warrantholder, such fraction shall be rounded down to one whole share of Parent Common Stock.

(c)            Company Actions. Prior to the Effective Time, the Company Board or a committee thereof shall adopt applicable resolutions to give effect to the transactions contemplated by this Section 3.01.

3.02         Payment Procedures.

(a)            Payment Procedures with Respect to Company Shares. Substantially concurrently with the Effective Time, for payment to the Company Shareholders in accordance with this Article III, Parent shall instruct its transfer agent to issue to the Depositary Trust Company, for the account of the Tel Aviv Stock Exchange Clearinghouse (the “TASE CH”), book-entry shares representing the full number of whole shares of Parent Common Stock issuable pursuant to Section 3.01(a) in exchange for all of the outstanding Company Shares. Parent will endeavor to provide the TASE CH with at least four (4) Business Day’s prior notice of the Effective Time. Within approximately two Business Days following the receipt of such shares of Parent Common Stock, the TASE CH will credit the respective accounts of its members that hold Company Shares as of the Effective Time with whole shares of Parent Stock in a number equal to the Merger Consideration. Such members will, in turn, credit the respective accounts of their clients that beneficially own Company Shares as of the Effective Time with shares of Parent Stock in a number equal to the Merger Consideration and cancel the Book-Entry Shares in such accounts.

(b)            Transfers; No Further Ownership Rights. From and after the Effective Time, all issued and outstanding Company Shares shall no longer be outstanding and shall be cancelled, retired and cease to exist, and each holder of a Book-Entry Share theretofore representing any Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor, without interest, in accordance with the provisions of Section 3.02(a). The Merger Consideration issued to the TASE CH in accordance with the terms of this Article IIIArticle III shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Shares. From and after the Effective Time, there shall be no registration of transfers of Company Shares that were outstanding immediately prior to the Effective Time.

3.03         Withholding.

(a)            Each of Parent, the Company and the Surviving Company (or anyone on their behalf, including an exchange agent) (each, a “Payor”), shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any Person (each, a “Payee”) such amounts as are required to be deducted and withheld with respect to the making of such payment under the Ordinance, the Code or any provision of applicable Tax Law. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made; provided that, with respect to the withholding of Israeli Tax, in the event any holder of record of Company Shares or Company Warrants provides the Payor with a Valid Tax Certificate issued by the Israeli Tax Authority (the “ITA”) regarding the withholding (or exemption from withholding) of Israeli Tax from the consideration payable in respect thereof in accordance with this Article III, then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli Law or requirement, if any, from the Merger Consideration payable to such holder of record of Company Shares or Company Warrants, as applicable, shall be made only in accordance with the provisions of such Valid Tax Certificate. To the extent amounts are so withheld, they shall be paid to the appropriate Governmental Authority prior to the last day on which such payment is required, and then such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. To the extent any Payor withholds any amounts, such Payor shall provide the affected Person, as soon as practicable (but no later than within thirty (30) Business Days), with sufficient evidence regarding such withholding.

(b)            Notwithstanding the foregoing, with respect to Israeli Taxes, and in accordance with the undertaking provided by an exchange agent to Parent as required under Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates), the consideration payable to each Payee of the Company shall be retained by the exchange agent for the benefit of each such Payee for a period of up to one hundred and eighty (180) days from Closing (the “Withholding Drop Date”) (during which time no Payor shall make any payments to any Payee of the Company or withhold any amounts for Israeli Taxes from the payments deliverable pursuant to this Agreement). If no later than five (5) Business Days prior to the Withholding Drop Date a Valid Tax Certificate is delivered to Payor, then, with respect to the affected Payee, the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Valid Tax Certificate and the balance of the payment that is not withheld shall be paid to such shareholders concurrently therewith subject to any non-Israeli withholding which is applicable to the payment (if any). If any Payee of the Company (i) does not provide Payor with or is not the subject of a Valid Tax Certificate, by no later than five (5) Business Days before the Withholding Drop Date, or (ii) submits a written request with Payor to release its portion of the consideration prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate at or before such time, then the amount to be withheld from such shareholder’s portion of the consideration shall be calculated according to the applicable withholding rate as reasonably determined by Parent in accordance with applicable Law.

(c)            For the avoidance of doubt, each Payor, as applicable, shall not be required to transfer any portion of the consideration payable under this Agreement to any payee, unless (i) a Valid Certificate providing for a full or partial exemption is delivered by such person and (ii) such person’s Company Share and/or Company Warrants to the extent necessary to satisfy the full amount due with regards to Israeli Taxes were sold and the Israeli Taxes were remitted to the appropriate Governmental Authority.

(d)           With respect to holders of Company Options that are not Israeli residents for Israeli Tax purposes who were granted such Company Options in consideration solely for work or services performed outside of Israel and who were engaged by a non-Israeli Affiliate of the Company, a validly executed declaration regarding their non-Israeli residence and confirmation that they were granted such options in consideration solely for work or services performed outside of Israel for a non-Israeli Affiliate, in the form approved by the Parent, shall have been provided to the Parent. In case such valid declaration has been provided, such payments will not be subject to any withholding or deduction of Israeli Tax and will be made through the applicable company’s payroll system.

(e)            In the event that the parties hereto have decided to pursue a 104 Interim Ruling or 104 Tax Ruling, Parent shall engage an Israeli exchange agent to hold the applicable shares of Parent Common Stock. If the 104 Interim Ruling or the 104 Tax Ruling is received and delivered to the agent prior to the applicable withholding date (in any event no later than three (3) Business Days prior to the Withholding Drop Date) in form and substance reasonably acceptable to Parent, then the provisions of such ruling will apply and all applicable withholding procedures with respect to the rollover contribution will be made in accordance with the provisions of such ruling and Section 104(8) of the Ordinance.

(f)            In the event that the parties hereto have decided to pursue a 103 Tax Ruling and the 103 Tax Ruling is received in form and substance reasonably acceptable to Parent, the Israeli withholding tax procedures shall be made according to the provisions set under such ruling.

3.04         Equitable Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Parent shall occur as a result of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or distribution paid in stock with a record date during such period, the number of shares of Parent Common Stock to be issued as the Merger Consideration shall be equitably adjusted to provide Parent, Merger Sub and the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such action.

3.05         Taking of Necessary Action; Further Action. If at any time after the Effective Time any further action is reasonably necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company or Merger Sub, the officers and board of directors of the Surviving Company will be fully authorized in the name of the Company or Merger Sub, as the case may be, to take and shall take any and all such lawful and necessary action.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the reports, schedules, forms, statements and other documents filed by the Company with the Israeli Securities Authority (“ISA”) and publicly available not later than two (2) Business Days prior to the date of this Agreement (excluding any forward-looking or risk factor disclosures set forth therein) or (b) the correspondingly numbered Section of the Company Disclosure Schedule, the Company represents and warrants to Parent and Merger Sub as set forth below in this Article IV as follows:

4.01         Organization and Qualifications; Subsidiaries. Each Company Entity (a) is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, to the extent the concept of good standing or a similar concept is recognized under applicable Law, and is not a “defaulting company” as such term is defined under Israeli law, and (b) has all requisite corporate power and authority to own, operate or lease the properties, rights and assets now owned, operated or leased by it and to carry on its business as currently conducted. Schedule 4.01 of the Company Disclosure Schedule sets forth each Company Entity, its jurisdiction of organization, its directors and officers, and each jurisdiction in which such Company Entity is licensed or qualified to do business, and each Company Entity is duly licensed or qualified to do business and, to the extent the concept of good standing or a similar concept is recognized under applicable Law, is in good standing, in each jurisdiction in which the properties, rights and assets owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except such licenses or qualifications the absence of which would not reasonably be expected to be material to the Company Entities, taken as a whole. Except as set forth in Schedule 4.01 of the Company Disclosure Schedule, the Company owns all of the outstanding equity interests of its Subsidiaries, free and clear of all Liens, and there are no derivative securities or commitments to issue derivative securities in respect of such Subsidiaries. None of the Company Entities (i) owns any capital stock of, or any equity interests of any nature in, any other Person other than such Subsidiaries, (ii) has at any time been a general partner of any general or limited partnership and (iii) has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Person.

4.02         Organizational Documents. True and complete copies of the articles of association and any other similar governing documents, each as amended of each Company Entity (the “Company Organizational Documents”), as amended to date, have been made available to Parent. No Company Entity is in violation of any of the provisions of the Company Organizational Documents, including all amendments thereto, of such Company Entity, except where such violation would not reasonably be expected to be material to the Company Entities, taken as a whole.

4.03         Due Authorization.

(a)            The Company has all requisite corporate power and authority to execute, deliver, enter into and perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and, subject to, in the case of the consummation of the Merger, adoption of this Agreement and the Transactions, by the affirmative vote of the holders of a majority of the Company Shares voting on the matter (collectively, “Company Shareholder Approval”), to consummate the Transactions.

(b)            The execution, delivery and performance by the Company of this Agreement and each Ancillary Agreement to which any Company Entity is a party and the consummation by the Company Entities of the Transactions have been duly authorized by all requisite corporate action on the part of the Company Entities (except for (i) the receipt of the Company Shareholder Approval in respect of the Merger and (ii) the filing and recordation of appropriate merger documents as required by the ICL) and no other corporate proceedings on the part of any Company Entity are necessary to authorize the execution, delivery and performance of this Agreement, any Ancillary Agreements to which it is a party or to consummate the Merger and the other Transactions. The Company Shareholder Approval is the only vote or consent of the holders of any class or series of the Company’s capital stock required to approve and adopt this Agreement and the Ancillary Agreements and approve and consummate the Merger and the other Transactions. This Agreement has been, and each Ancillary Agreement to which any Company Entity is a party will be, duly and validly executed and delivered by such Company Entities and, assuming due authorization, execution and delivery by each other party hereto and thereto, constitute, or will constitute, a valid and binding obligation of such Company Entities, enforceable against such Company Entities in accordance with their respective terms, except as the enforceability thereof may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditor’s rights generally and as limited by the availability of specific performance and other equitable remedies or applicable equitable principles (regardless of whether considered in a proceeding at Law or in equity).

(c)            The Company Board has, by resolutions unanimously adopted by the Company Board in accordance with the Company Organizational Documents, (i) approved the execution, delivery and performance by the Company of this Agreement and the Transactions, (ii) determined that this Agreement and the Transactions are advisable and fair to, and in the best interests of, the Company and the Company Shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (iii) directed that the adoption of this Agreement be submitted to a vote of the Company Shareholders at the Company Shareholder Meeting and (iv) resolved to recommend that the Company Shareholders adopt this Agreement and the Transactions (the “Company Board Recommendation”).

(d)            The only vote of the holders of any securities of the Company necessary to approve this Agreement and the Transactions, including the Merger, is the affirmative vote of more than 50% of the voting power of the Company Shares present and voting at the Company’s shareholder meeting called to approve the Merger. The quorum required for the Company Shareholder Meeting is at least two (2) shareholders holding at least 25% of the voting rights of the Company. No vote or approval of (i) any creditor of the Company or its Subsidiaries in its capacity as such (subject to the rights of creditors under Section 319 of the Israeli Companies Law), (ii) any holder of any option or warrant granted by the Company or its Subsidiaries, or (iii) any shareholder of any Company Entity (other than the Company) is necessary in order to approve or permit the consummation of the Merger.

4.04         No Conflict; Consents.

(a)            The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which it is a party, and the consummation of the Transactions, including the Merger, do not and will not, with or without the giving of notice or the lapse of time, or both: (i) subject to, in the case of the Merger, obtaining the Company Shareholder Approval, contravene, conflict with or result in a violation or breach of, or default under, any Company Organizational Documents or any resolution adopted by the Company Shareholders or equityholders, the board of directors (or similar governing body) or any committee of the board of directors (or similar governing body) of any Company Entity; (ii) subject to, in the case of the Merger, obtaining the Company Shareholder Approval, contravene, conflict with or result in a violation or breach of any provision of any applicable Law, Permit or Governmental Order applicable to the Company, or give any Governmental Authority or other Person the right to challenge the Merger or any of the Transactions or to exercise any remedy or obtain any relief under any applicable Law or Governmental Order to which any Company Entity, or any of the assets owned or used by any Company Entity, is subject; (iii) subject to obtaining the Requisite Consents, contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any authorization of any Governmental Authority that is held by any Company Entity or that otherwise relates to the business of any Company Entity or to any of the assets owned or used by any Company Entity; (iv) subject to, in the case of the Merger, obtaining the Bank Mizrahi Consent, require the consent or notice by any Person under, contravene, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or give rise to a right of termination, cancellation, modification, acceleration or amendment under, any Contract of the type described in Section 4.12(a), whether or not set forth in Schedule 4.12(a) of the Company Disclosure Schedule, or any Permit or Company Real Estate Lease Documents to which any of the Company Entities is a party or by which any of them or any of their respective assets, rights or properties may be bound or affected or (v) result in the creation or imposition of any Lien other than Permitted Liens on any properties, rights or assets of any Company Entity, except, with respect to the foregoing clauses (ii), (iii), (iv) and (v), as would not reasonably be expected to be material to the Company Entities, taken as a whole, and would not reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the Transactions.

(b)            Except as set forth in Schedule 4.04(b) of the Company Disclosure Schedule, no consent, approval or authorization of, or exemption by, or filing with or notice to, any Governmental Authority is required to be obtained or made by any Company Entity in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the Transactions, other than the filing of the Merger Proposal with the Companies Registrar, filings or notifications required under the applicable rules and regulations of NASDAQ and the TASE, the IIA Notice and the public filing of the Shareholder Meeting Notice with the ISA (collectively, the “Requisite Consents”).

4.05         Capitalization.

(a)            Schedule 4.05(a) of the Company Disclosure Schedule sets forth, as of the date hereof:

(i)            the authorized capital stock of the Company;

(ii)           the number, class and series of authorized Company Shares owned by each Company Shareholder, together with the name of each registered holder thereof;

(iii)          a list of all holders of outstanding Company Options, including the number of Company Shares subject to each such Company Option, the grant date, and exercise price for such Company Option, the vesting schedule and the date on which such Company Option expires;

(iv)          with respect to the Company Options, which optionholders are Persons that are not current or former employees of the Company (including non-employee directors, consultants, advisory board members, vendors, service providers or other similar Persons); and

(v)           a list of all holders of outstanding Company Warrants, including the number of Company Shares subject to each such Company Warrant, the grant date, and exercise price for such Company Warrant, the extent to which such Company Warrant is vested and exercisable and the date on which such Company Warrant expires.

(b)            True, correct and complete copies of each Company Share Plan, and all standard form agreements and instruments relating to or issued under each Company Share Plan have been made available to Parent. All Company Options have been granted pursuant to such Company Share Plan and standard form agreements and instruments, and such Company Share Plans and form agreements and instruments have not been amended, modified or supplemented since being made available to Parent, and there are no agreements, understandings or commitments to amend, modify or supplement such Company Share Plans or form agreements and instruments in any case from those made available to Parent. The terms of the Company Share Plans permit the treatment of Company Options as provided herein, without notice to, or the consent or approval of, the optionholders, the shareholders or otherwise and without any acceleration of the exercise schedule or vesting provisions in effect for such options.

(c)            Except as set forth in Schedule 4.05(c) of the Company Disclosure Schedule, all of the issued and outstanding Company Shares, Company Options and Company Warrants (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Securities Laws, and (iii) were not issued in breach or violation of any preemptive rights or Contract. Except as set forth in Schedule 4.05(a) of the Company Disclosure Schedule, as of the date hereof, there are no other shares of Company capital stock, options, warrants, convertible notes or other equity interests of the Company authorized, reserved, issued or outstanding. Each Company Option was granted in accordance with the Company Share Plan with an exercise price per share that is equal to or greater than the fair market value of the underlying shares on the date of grant, and has a grant date identical to the date on which Company Board or its compensation committee actually awarded the Company Option. Each Company Option qualifies for the tax and accounting treatment afforded to such Company Option in the Company’s Tax Returns and the Company Financial Statements, respectively, and does not trigger any liability for the Company Option holder under Section 409A of the Code, if applicable. The Company has provided or made available to Parent (or Parent’s representatives) true and complete copies of the standard form of option agreement and any stock option agreements that materially differ from such standard form.

(d)            Except for the Company Options and Company Warrants, as of the date hereof there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for Company Shares or other equity interests of the Company, or any other Contracts to which the Company is a party or by which the Company is bound obligating the Company to issue or sell any shares of capital stock of, other equity interests in or debt securities of, the Company and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company. As of the date hereof, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any securities or equity interests of the Company. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company Shareholders may vote. Except as set forth in Schedule 4.05(d) of the Company Disclosure Schedule, as of the date hereof the Company is not party to any shareholders agreement, voting agreement or registration rights agreement relating to its equity interests, and there is no Contract restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Company Shares.

(e)            As of the date hereof, the outstanding shares of capital stock or other equity interests of the Company’s Subsidiaries (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law and (iii) were not issued in breach or violation of any preemptive rights or Contract. As of the date hereof, there are (A) no subscriptions, calls, rights or other securities convertible into or exchangeable or exercisable for the equity interests of the Company’s Subsidiaries (including any convertible preferred equity certificates), or any other Contracts to which any of the Company’s Subsidiaries is a party or by which any of the Company’s Subsidiaries is bound obligating such Subsidiaries to issue or sell any shares of capital stock of, other equity interests in or debt securities of, such Subsidiaries, and (B) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company’s Subsidiaries. As of the date hereof, there are no outstanding contractual obligations of the Company’s Subsidiaries to repurchase, redeem or otherwise acquire any securities or equity interests of the Company’s Subsidiaries. Except as set forth in Schedule 4.05(e) of the Company Disclosure Schedule, there are no outstanding bonds, debentures, notes or other indebtedness of the Company’s Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the such Subsidiaries’ shareholders may vote. Except as forth in Schedule 4.05(e) of the Company Disclosure Schedule, the Company’s Subsidiaries are not party to any shareholders’ agreement, voting agreement or registration rights agreement relating to the equity interests of the Company’s Subsidiaries.

(f)            Except as set forth in Schedule 4.05(f) of the Company Disclosure Schedule, as of the date hereof, the Company is the direct or indirect owner of, and has good and marketable direct or indirect title to, all the issued and outstanding shares of capital stock or equity interests of its Subsidiaries free and clear of any Liens.

(g)            All distributions, dividends, repurchases and redemptions in respect of the Company Shares (or other equity interests) of the Company were undertaken in compliance with the Company Organizational Documents then in effect, any agreement to which the Company then was a party and in compliance with applicable Law.

4.06         Company Reporting Documents; Financial Statements.

(a)            As of June 7, 2021 through the date of this Agreement, each form, report, schedule, statement, exhibit and other documents (including exhibits, financial statements and schedules thereto and all other information incorporated therein and amendments and supplements thereto) required by it to be filed (or furnished) under the ISL or the rules and regulations of the TASE, as the case may be (collectively, the “Company Reporting Documents”) complied in all material respects with the applicable requirements of the ISL and TASE, as the case may be. As of its filing date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Company Reporting Document filed did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b)            All of the audited financial statements and unaudited interim financial statements of the Company included in the Company Reporting Documents or made available to Parent prior to the date hereof, including as set forth on Section 4.06(b) of the Company Disclosure Schedule (the “Company Financial Statements”) (i) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the ISA and TASE, as the case may be, with respect thereto, (ii) have been prepared in accordance with IFRS applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements subject to normal year-end adjustments, as may be permitted by the ISA or under the ISL or the rules and regulations of the TASE, as the case may be) and (iii) fairly present in all material respects the financial position, changes in the shareholders’ equity, the results of operations and cash flows of the Company Entities as of the times and for the periods referred to therein (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal and recurring year-end adjustments). No financial statements other than those of the Company Entities are required by IFRS to be included in the consolidated financial statements of the Company. Except as set forth in Sections 4.08 or 4.07 of the Company Disclosure Schedule and other than as expressly required by the terms of this Agreement or the Ancillary Agreements, the audited financial statements and unaudited interim financial statements prepared by the Company for inclusion in Company Reporting Documents to be filed (or furnished) under the ISL or the rules and regulations of the TASE after the date hereof do not, and as of the date of such filing (or furnishing) will not, contain Liabilities significantly or materially in excess of those Liabilities set forth in the Company Financial Statements or otherwise significantly or materially deviate from the Company Financial Statements. For the purposes of this Section 4.06(b), “significantly or materially” means an excess, shortfall or other deviation (as applicable) of ten percent (10%) or more.

(c)            The Company is in compliance in all material respects with the applicable provisions of the ISL and the applicable listing and governance rules and regulations of the TASE. As of the date of this Agreement, there are no outstanding unresolved comments with respect to any of the Company Reporting Documents received by the Company from the ISA or TASE.

(d)            Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company Reporting Documents (including any Company Financial Statements included therein).

(e)            The Company Entities maintain a system of internal control over financial reporting designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in conformity with IFRS. The Company has evaluated the effectiveness of the Company’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Company Reporting Document or any amendment thereto its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation.

(f)            The Company maintains disclosure controls and procedures designed to ensure that (i) all information required to be disclosed by the Company in the reports that it files or submits under the ISL or the rules and regulations of the TASE, as the case may be, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the ISA and TASE, as the case may be and (ii) all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosures.

(g)            As of the date of this Agreement, there are no ISA inquiries or investigations or other inquiries or investigations by Governmental Authorities or internal investigations pending or threatened, in each case regarding any accounting practices of the Company or, to the Knowledge of the Company, any of its Subsidiaries, and the Company has not received notice from the ISA or any Governmental Authority of any malfeasance by any director or executive officer of the Company or any of its Subsidiaries. Since December 31, 2020 through the date of this Agreement, other than as has been resolved as of the date of this Agreement, the Company has not received from its independent auditors any written notification of a material weakness in the Company’s internal controls and there have been no material internal investigations regarding accounting, auditing or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, chief accounting officer or general counsel of the Company or, to the Knowledge of the Company, the Company Board or any committee thereof.

(h)            Other than in connection with this Agreement and the Transactions, neither the Company nor any of its Subsidiaries is now, or has been at any time, subject to any filing requirements under the Securities Act relating to an offering of securities by the Company or the periodic reporting requirements under the Exchange Act or the rules and regulations promulgated thereunder or securities laws of any jurisdiction other than Israel.

(i)            Since December 31, 2020, neither the Company nor any Subsidiary nor, to the Knowledge of the Company, any director, officer, auditor, accountant or other representative of the Company has received any material complaint, allegation, assertion or claim, in writing, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

4.07          Undisclosed Liabilities. The Company Entities have no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured (“Liabilities”) that would be required to be set forth or reserved for on a balance sheet of the Company Entities (and the notes thereto) prepared in accordance with IFRS consistently applied and in accordance with past practice, except for Liabilities (a) reflected or reserved for on the Company Financial Statements or disclosed in the notes thereto, (b) that have arisen since June 30, 2022 (the “Balance Sheet Date”) in the ordinary course of the operation of the Business of the Company, (c) disclosed in the Company Disclosure Schedule, (d) arising under this Agreement and/or the performance by the Company of its obligations hereunder or (e) that would not, individually or in the aggregate, reasonably be expected to be material to the Company Entities, taken as a whole.

4.08          Litigation and Proceedings. Except as set forth in Schedule 4.08 of the Company Disclosure Schedule, as of the date hereof, there are no pending or, to the Knowledge of the Company, threatened, Actions and, to the Knowledge of the Company, there are no pending or threatened investigations, in each case, against any Company Entity, or otherwise affecting any Company Entity or its assets, including any condemnation or similar proceedings (or, to the Knowledge of the Company, against any of the officers or directors of any Company Entity related to their business duties, which interfere with their business duties, or as to which any Company Entity has any indemnification obligations), in each case which would reasonably be expected to result in any material Liabilities to such party. No Company Entity nor any property, asset or business of any Company Entity is subject to any Governmental Order, or, to the Knowledge of the Company, any continuing investigation by, any Governmental Authority, in each case that challenges or seeks to prevent, enjoin or otherwise delay the Transactions, at Law, in equity or otherwise. There is no unsatisfied judgment or any open injunction binding upon any Company Entity.

4.09         Compliance with Laws.

(a)            Each Company Entity is now, and for the past three (3) years has been, in compliance in all respects with all Laws applicable to it and to the Business of the Company, except for such non-compliance that has not and would not reasonably be expected to result in Liabilities that are material to the Company Entities, taken as a whole.

(b)            No Company Entity nor, to the Knowledge of the Company, any officer, director, manager, employee, agent, representative or sales intermediary of any Company Entity, in each case, acting on behalf of a Company Entity, has, in the past three (3) years, (i) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of any applicable Anti-Corruption Law, (ii) paid, accepted, or received any unlawful contributions, payments, or expenditures, (iii) taken any other action in material violation of any applicable Anti-Corruption Law or Trade Law in any jurisdiction in which any Company Entity conducts business, (iv) been the subject of any investigation, inquiry, litigation, audit, review, or administrative or enforcement proceedings by any Governmental Authority regarding any offense or alleged offense under any Anti-Corruption Laws or Trade Law, or (v) conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law or Trade Law. Each Company Entity has instituted and maintain policies and procedures reasonably designed to promote and achieve compliance with applicable Anti-Corruption Law and Trade Law.

4.10         Company Intellectual Property.

(a)            Schedule 4.10(a) of the Company Disclosure Schedule lists all the Company IP Registrations as of the date hereof, indicating as to each item, as applicable: (i) the owner; (ii) the jurisdictions in which such item is issued or registered or in which any application for issuance or registration has been filed, (iii) the respective issuance, registration, or application number of the item, and (iv) the dates of application, issuance or registration of the item. All filings and fees required to maintain the Company IP Registrations that have or will come due prior to the Closing Date, as the case may be, have been or will be timely filed with or paid to, respectively, the relevant Governmental Authorities and authorized registrars, and all Company IP Registrations are otherwise in good standing.

(b)            Except as set forth in Schedule 4.10(b) of the Company Disclosure Schedule, a Company Entity is the sole and exclusive owner of all right, title and interest in and to the Company Intellectual Property, and has the right to use all other Intellectual Property used in the conduct of the Business of the Company, in each case, free and clear of Liens other than Permitted Liens. Without limiting the generality of the foregoing, the Company Entities have entered into written agreements with every Company Associate who has created material Intellectual Property for the Company Entities whereby such Company Associates assign to the Company Entities any ownership interest and right they may have in such Intellectual Property. No current or former employee who has created Intellectual Property for the Company Entities have any rights or claims for inventor compensation payments or other similar additional renumeration arising therefrom, other than pursuant to applicable Law or any ordinary course compensation from such Company Entities.

(c)            The Intellectual Property owned by or validly licensed to any of the Company Entities constitutes all Intellectual Property necessary and sufficient for the Company Entities to conduct the Business of the Company as currently conducted and as currently proposed by the Company to be conducted (including the design, development, manufacture, having manufactured, use, import, export, sale, offering for sale, provision, reproduction, display, performance, modification, licensing, disclosure, support, maintenance, commercialization or other exploitation of any Company Product or Company Software).

(d)            Each Company Entity’s rights in the Company Intellectual Property are subsisting and each Company Entity’s rights in the Company IP Registrations, other than pending applications, are valid and enforceable. The Company Entities have taken all reasonable steps to maintain the Company Intellectual Property and to protect and preserve the confidentiality of all Trade Secrets included in the Company Intellectual Property.

(e)            The conduct of the Business of the Company, and the products and services of the Company Entities: (i) have not infringed, misappropriated or otherwise violated the Intellectual Property of any Person, (ii) do not infringe, misappropriate or otherwise violate the Intellectual Property of any Person and (iii) as currently proposed by the Company to be conducted or offered, will not infringe, misappropriate or otherwise violate the Intellectual Property of any Person. To the Knowledge of the Company, no Person has infringed, misappropriated, or otherwise violated, or is currently infringing, misappropriating or otherwise violating, any Company Intellectual Property.

(f)            Neither the execution and delivery of this Agreement or any Ancillary Agreements nor the consummation of the Transactions contemplated hereby will cause the Parent, any of its Affiliates, or any of the Company Entities to, immediately after the Closing, (i) grant to any other Person any rights under any Intellectual Property (including placement in or release from escrow of any Software source code) owned or exclusively licensed by the Parent, any of its Affiliates or any of the Company Entities; (ii) be bound by, or subject to, any covenant not to sue, non-compete, non-solicit or other restriction or right on the operation or scope of their respective businesses, or (iii) be obligated to pay any royalties or other fees or consideration with respect to the Intellectual Property of any other Person in excess of those payable by the Parent, any of its Affiliates or any of the Company Entities in the absence of this Agreement, any Ancillary Agreements or the consummation of the Transactions contemplated by this Agreement.

(g)            Section 4.10(g) of the Company Disclosure Schedule sets forth a true, correct and complete list of all (i) Software owned by or developed by or for any of the Company Entities (“Company Software”), (ii) Software not owned by a Company Entity that is incorporated or embedded in or bundled with any Company Software, (iii) Software not owned by a Company Entity that are incorporated in, provided with or used by any of the Company Entities in connection with the development, use, exploitation, support or maintenance of any Company Software or Company Products and (iv) jurisdictions in which any Company Software has been developed by or on behalf of any of the Company Entities.

(h)            Section 4.10(h) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Open Source Software that the Company Entities have combined, linked, distributed otherwise used with or in the Company Software, Company Products or Company Intellectual Property. None of the Company Entities have combined, linked, distributed otherwise used Open Source Software in a manner that would, with respect to any proprietary Software included in the Company Software, Company Products or Company Intellectual Property impose any requirement that any such Software: (i) be made available or distributed in source code form; (ii) be licensed for the purpose of making derivative works; (iii) be licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind; (iv) be redistributable at no charge; or (v) impose any other limitation, restriction, condition on the right of any of the Company Entities with respect to its use or distribution or impose any other requirement or obligation on any of the Company Entities to disclose, license or distribute any source code for any portion of such Software. The Company Entities utilize all Open Source Software in accordance with the applicable Contracts and licenses governing the Open Source Software.

(i)            No Company Entity has disclosed or delivered to any escrow agent or any other Person any of the source code for any Company Software, and no Person (other than any employee, contractor or consultant that has executed a non-disclosure agreement) has any right, contingent or otherwise, to obtain access to or use any such source code. No event has occurred, and no circumstance or condition exists (including the Transactions contemplated by this Agreement), that (with or without notice or lapse of time) will, or reasonably could be expected to, result in the delivery, license or disclosure of any such source code to any Person who is not, as of the date of this Agreement, an employee, contractor or consultant of any of the Company Entities who has executed a nondisclosure agreement.

(j)            Except as set forth in Schedule 4.10(j) of the Company Disclosure Schedule, there are no Actions (including any oppositions, interferences or re-examinations) settled within the last three (3) years, pending or threatened in writing: (i) alleging any infringement, misappropriation or violation of the Intellectual Property of any Person by a Company Entity; (ii) challenging the validity, enforceability, registrability or ownership of any Company Intellectual Property or the Company Entities’ rights with respect to any Company Intellectual Property, other than ordinary-course prosecution of Company IP Registrations; or (iii) by the Company Entities alleging any infringement, misappropriation, dilution or violation by any Person of the Company Intellectual Property. The Company Entities are not subject to any Governmental Order that does or would restrict or impair the use of any Company Intellectual Property.

(k)            Except as set forth on Schedule 4.10(k) of the Company Disclosure Schedule, no resources or funding, grants, facilities or services of a university, college, other educational institution, Governmental Authority or research center or funding from third parties was used in the development of any Company Intellectual Property. Notwithstanding the foregoing, no such entity has, or has asserted, any ownership interest or other right in any Company Intellectual Property.

(l)            Section 4.10(l) of the Company Disclosure Schedule sets forth the status of account report from the IIA (titled “Keren Tmura Status of Account”) issued as of the date of this Agreement listing all amounts received in funding in support of Company’s research and development efforts received under the R&D Law, as well as all amounts repaid to-date as required by the R&D Law and all amounts remaining due to the IIA. Other than as stated in Section 4.10(l) of the Company Disclosure Schedule, neither the Company nor any of its Affiliates has received any Governmental Grants. The Company has made available to the Parent correct copies of all letters of approval, certificates of completion, undertakings, supplements or amendments thereto for all Governmental Grants granted to the Company and all material correspondence related thereto. The Company is in compliance, in all material respects, with the terms and conditions of all Governmental Grants and has duly fulfilled all the undertakings relating thereto, including all payment obligations relating thereto, and no event has occurred or circumstances exist that would reasonably be expected to result in the revocation or modification of any Governmental Grant. Other than the restrictions under the R&D Law there are no other restrictions whatsoever that impair the transfer, assignment, licensing or other disposition, whether inside or outside the State of Israel, by the Company or any Affiliate of any of the Company Intellectual Property.

(m)            Neither the execution or performance of this Agreement or any Ancillary Agreement, nor the consummation of the Transactions shall (i) contravene, conflict with or result in any termination of or new or additional limitations on Parent’s right, title or interest in or to the Company Intellectual Property, (ii) cause the Company to be obligated to pay any additional, increased or amended royalties or other fees or consideration with respect to Company Intellectual Property in excess of those listed in Section 4.10(m) to the Company Disclosure Schedule payable to the IIA, or (iii) cause any redemption fee or other payment (other than royalty payments in the ordinary course of business) to become due and payable (to the IIA or otherwise) within six (6) months following the Closing.

(n)            Except for the restrictions set out in the R&D Law with respect to such Company Intellectual Property funded by the IIA all Company Intellectual Property is and will be fully transferable, alienable and licensable by the Company without restriction and without payment of any kind to any other Person.

4.11         Company Software and IT.

(a)            The Company Entities’ Systems are sufficient in all material respects for the current needs of the Business of the Company and for the immediate needs of the Business of the Company immediately after Closing. The Company Entities’ Systems are in good working condition materially to perform all information technology operations and include sufficient licensed capacity (whether in terms of authorized sites, units, users, seats or otherwise) for all material Software, in each case as necessary for the conduct of the Business of the Company.

(b)            None of the Company Products, Company Software or Company Entities’ Systems: (i) contains any bug, defect, “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other similar code, design or documentation error or corruptant that materially affects the use, functionality or performance of such Company Products, Company Software or Company Entities’ Systems, other than those discovered and corrected in the normal course of any of the Company Entities’ Software maintenance procedures or (ii) with respect to the Company Products and Company Software, currently fails to operate or comply, in any material respect, with any applicable warranty, specifications or contractual commitment relating to the use, functionality or performance of such Company Products, Company Software or Company Entities’ Systems. Without limiting the generality of the foregoing, there have not been, and are no, claims asserted against any of the Company Entities or any of their customers related to bugs, errors or other defects in any Company Products or Company Software included in the Company Intellectual Property.

(c)            There has been no unauthorized access, use, intrusion or breach of security, or material failure, breakdown, performance reduction or other adverse event affecting any of the Company Entities’ Systems, that has caused or would reasonably be expected to cause any: (i) substantial disruption of or interruption in the conduct of the Business of the Company; (ii) substantial loss, destruction, damage or harm of any Company Entity or the Business of the Company or operations, personnel, property or other assets; or (iii) material liability of any kind to the Company Entities or the Company’s Business. Each Company Entity has taken all reasonable actions to protect the integrity and security of the Company Entities’ Systems and the Company Data stored thereon.

(d)            The Company Entities maintain (i) reasonable back-up and data recovery, disaster recovery and business continuity plans, procedures and facilities, and act in material compliance therewith and (ii) reasonable policies and procedures to protect the confidentiality, integrity and security of Personal Information, Company Data, and other data in its possession, custody or control against unauthorized access, use, modification, disclosure or other misuse.

(e)            The Company Entities’ Systems and Company Products are free from any defect, virus or programming, design or documentation error or corruptant that would have a material effect on the operation or use of the Company Entities’ Systems and Company Products. None of the Company Entities’ Systems and Company Products contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or that without user intent will cause, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in a material manner the operation of, or providing unauthorized access to, any software, hardware or device (including any computer, tablet computer, handheld device, disk or storage device) that is managed or otherwise operated by such Company Entities’ Systems and Company Products or such code, or on which such Company Entities’ Systems and Company Products or such code is stored or installed; (ii) damaging or destroying any data or file without the user’s consent; or (iii) sending information to the Company Entities or any other Person without the user’s consent. None of the Company Entities’ Systems and Company Products (A) constitutes, contains or is considered “spyware” or “trackware” (as such terms are commonly understood in the software industry), (B) records a user’s actions without such user’s knowledge or (C) employs a user’s internet connection without such user’s knowledge to gather or transmit information on such user or such user’s behavior. The Company Entities have implemented industry standard procedures to mitigate against the likelihood that the Company Entities’ Systems and Company Products contain any malicious code, virus, Trojan horse, worm or other software routines or hardware components designed to permit unauthorized access to or disable, erase or otherwise harm software, hardware or data. The Company has made available to Parent a true, correct and complete list of all material reported errors or bugs in the Company Entities’ Systems and Company Products.

4.12         Company Material Contracts; No Defaults.

(a)            Schedule 4.12(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all of the following Contracts to which any Company Entity is a party or by which it is bound, as of the date hereof (such Contracts, together with all Contracts concerning the Company Leased Real Property disclosed in Schedule 4.17(b) of the Company Disclosure Schedule and all Contracts falling into the following categories and entered into by a Company Entity after the date hereof in accordance with Section 6.02, being “Company Material Contracts”):

(i)             Contracts for the sale or purchase of any of products or services of any Company Entity which provides for payments by or to such Company Entity in excess of $100,000 during calendar year 2022 or that are expected to involve more than such amount in calendar year 2023 (other than purchase orders entered into or issued in the ordinary course of business);

(ii)            Contracts that: (A) grant to any Person any most-favored nations, priority, or exclusive rights to purchase, market, sell or deliver any of such products or services (other than in the ordinary course of business); (B) contain a material right of first refusal, first offer or first negotiation or any similar right with respect to an asset owned by any Company Entity; or (C) provide for a “sole source” or similar relationship or contain any provision that requires the purchase of all or a material portion of a Company Entity’s requirements from any third party; or any Contract that, following the Closing would grant, contain or provide, or purport to grant, contain or provide, any of the foregoing rights in respect of Parent or any Subsidiary of Parent (other than the Surviving Company);

(iii)           Contracts for joint ventures, strategic alliances, partnerships or involving sharing of profits or revenue;

(iv)           Contracts containing covenants that limit or restrict the right or ability of a Company Entity (or following the Closing would limit or restrict, or purport to limit or restrict, Parent or any Subsidiary of Parent (other than the Surviving Company)) to engage in any line of business or compete with, or provide any service to, any other Person in any geographical area;

(v)            (A) Contracts granting to any Person a license or other right under any Company Intellectual Property, (B) Contracts granting to any Company Entity any license or other right under any Intellectual Property of any Person, and (C) Contracts providing for the development (including co-development or joint development) or acquisition of any Intellectual Property;

(vi)           Contracts containing covenants obligating a Company Entity not to solicit or hire any Person with respect to employment (other than Contracts with contractor agencies or otherwise in the ordinary course of business);

(vii)          Contracts, including any stock option plan, stock appreciation right plan, restricted stock or stock unit plan, stock purchase plan or other equity incentive plan, any of the benefits of which will be accelerated, by the consummation of the Transactions or the value of any of the benefits of which will be calculated on the basis of any of the Transactions (either alone or in connection with a previous or subsequent termination of employment or service in combination therewith);

(viii)         Contracts containing any standstill or similar provisions that limit or restrict the ability of a Person to acquire any securities or assets of any Company Entity;

(ix)           Contracts relating to the acquisition or disposition by a Company Entity (by merger, purchase of stock or assets or otherwise) of any line of business or a material amount of stock or assets (other than Contracts to purchase inventory in bulk in the ordinary course of business) or under which any Liabilities, including any remaining “earn out” or other contingent payment or consideration, remain outstanding;

(x)            Contracts evidencing Indebtedness;

(xi)           except for standard indemnification provisions in Contracts entered in the ordinary course of business with customers or suppliers, any Contract under which any Company Entity is required to provide continuing indemnification or a guarantee of obligations of any Person (other than any other Company Entity) or the assumption of any Tax, environmental or other Liability of any Person;

(xii)          any Contract under which any Company Entity has advanced or loaned any amount to any of its managers, directors or executive officers and such advance or loan remains outstanding;

(xiii)         any Contract between any Company Entity, on the one hand, and any of their respective directors or executive officers, on the other hand (other than the Company Employee Agreements and indemnification agreements that have been made available to Parent);

(xiv)         all Company Employee Agreements which are not cancellable without material penalty or without more than thirty (30) days’ notice (other than offer letters that do not deviate in any material respect from the standard offer letter provided to Parent);

(xv)          Contracts with independent contractors or consultants that require annual cash payments in excess of $100,000 to which a Company Entity is a party and which are not cancellable without material penalty or without more than thirty (30) days’ notice;

(xvi)          collective bargaining or similar labor agreements;

(xvii)         any Contract with a Governmental Authority;

(xviii)       any Contract under which any Company Entity is obligated to make any capital commitment or expenditure in excess of $50,000 individually or $150,000 in the aggregate, during any twelve (12)-month period; and

(xix)          any settlement, conciliation or similar Contract arising out of any Action or threatened Action: (A) that materially restricts or imposes any material obligation on any Company Entity or materially disrupts the business of any Company Entity as currently conducted; or (B) that would require any Company Entity to pay consideration valued at more than $100,000 in the aggregate following the date of this Agreement.

(b)            Except as set forth in Schedule 4.12(b) of the Company Disclosure Schedule and except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole, each Company Material Contract is valid, binding and enforceable on the applicable Company Entity in accordance with its terms, assuming the validity and enforceability of such agreement against the counterparties and except as such enforceability may be limited by applicable insolvency, bankruptcy, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to or affecting creditors’ rights generally and applicable equitable principles (whether considered in a proceeding at Law or in equity). Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole, none of the Company Entities or, to the Knowledge of the Company, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) any Company Material Contract. To the Knowledge of the Company, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole, no event or circumstance has occurred that, with notice or lapse of time or both, would reasonably be expected to: (i) constitute a breach or event of default under any Company Material Contract; (ii) give any Person the right to declare a default or exercise any remedy under any Company Material Contract; (iii) give any Person the right to receive or require a penalty under any Company Material Contract; (iv) give any Person the right to accelerate the maturity or performance of any Company Material Contract or cause other changes of any right or obligation or the loss of any material benefit thereunder; or (v) give any Person the right to cancel, terminate or modify any Company Material Contract. Complete and correct copies of each Company Material Contract (including all modifications, amendments and supplements thereto) have been made available to Parent.

4.13         Employee and Labor Matters; Company Benefit Plans.

(a)            Section 4.13(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of each of the current Company Entities’ employees and Company Contract Workers, including those who signed an agreement with any Company Entity and has not started the engagement yet, and such list reflects, with respect to each such individual, their (i) name, (ii) employer and jurisdiction of employment, (iii) job title, (iv) hire date and seniority for rights, (v) status as an employee or consultant and full- or part-time, (vi) whether active or on leave (and, if on leave, the nature of the leave and the expected return date), (vii) whether exempt or non-exempt from overtime requirements, (viii) current annual salary or wage rate (bifurcated to base salary and overtime for monthly employees and to hourly rate for hourly employees and the way the overtime is paid to such employees), or commission or consulting rate or fee (as applicable), (ix) most recent annual bonus received and current annual bonus opportunity, (x) date and amount of last increase and bonus or other incentive arrangement, (xi) any right to a profit or similar distribution any other material compensation payable to them including vacation entitlement and accrued vacation or paid time-off balance, recreation pay, travel pay, car maintenance or car entitlement, sick leave entitlement and accrual, entitlement to pension arrangement, (xii) any promises or commitments made, whether in writing or not, with respect to any future material changes or additions to their compensation or benefits and (xiii) any other provident fund (including manager’s insurance and education fund), their respective contribution rates and the salary basis for such contributions, and whether such employee is subject to an arrangement under Section 14 of the Severance Pay Law 5723-1963 (“Section 14 Arrangement”) (and, to the extent such employee is subject to a Section 14 Arrangement, whether such arrangement has been applied to such person from the commencement date of their employment and on the basis of his or her entire salary) and notice period entitlement. Except as indicated in Section 4.13(a) of the Company Disclosure Schedule, other than their salaries, the Company Entities’ current employees are not entitled to any payment or benefit that may be reclassified as part of their determining salary for any purpose, including for calculating any social contributions. No employee is entitled (whether by virtue of any Law, Contract or otherwise) to any material benefits, entitlement or compensation that is not listed in Section 4.13(a) of the Company Disclosure Schedule. The employment seniority for each employee for any employment purposes began as of the date of hire as listed in Section 4.13(a) of the Company Disclosure Schedule and prior to such date no employment relations existed between each employee or Company Contract Worker and the Company Entities for any matter or purpose. Except as indicated in Section 4.13(a) of the Company Disclosure Schedule, the founders of any Company Entity have no outstanding entitlements based on any period of engagement in whatever status prior to such date of hire. Five (5) Business Days prior to the Closing Date, the Company shall provide to Parent a written statement indicating any changes to the information set forth (or required to be set forth) in Section 4.13(a) of the Company Disclosure Schedule that are expected as of the Closing Date.

(b)            No Company Entity is or has been a party to, subject to, or under any obligation to bargain for, or is currently negotiating in connection with entering into any Company Collective Bargaining Agreement, and there are no labor organizations representing, purporting to represent or, to the Knowledge of the Company, seeking to represent any employee or Company Contract Worker. There are no organizing, election, certification petitions, campaigns, or other activities pending or, to the Knowledge of the Company, threatened by or on behalf of any Union with respect to any Company Associate. No Union holds bargaining rights with respect to any Company Associate by way of certification, interim certification, voluntary recognition or succession rights, or has applied or to the Knowledge of the Company, threatened to apply to be certified as the bargaining agent of any Company Associate. No Company Entity has been, and no employee thereof has benefited from any extension order (tzavei harchava), except for extension orders which generally apply to all employees in Israel. No Company Entity has failed to comply with the provisions of any Company Collective Bargaining Agreement or extension order that applies to the Company Entity. No Company Entity has agreed to recognize any Union, nor has any Union been certified as the exclusive bargaining representative of any Company Associate. No Company Entity is or has been the subject of a slowdown, strike, picketing, boycott, group work stoppage, labor dispute, attempt to organize or Union organizing activity, or any similar activity or dispute, affecting any Company Entity or any of their employees.

(c)            Each of the Company Associates that currently render or have rendered services to any Company Entity that is classified as a Company Contract Worker or other non-employee status or as an exempt or non-exempt employee, is properly characterized as such for all purposes, including: (i) for purposes of the Fair Labor Standards Act, Enhancing Enforcement of Labor Laws Law, 2011 and similar applicable state, local, provincial and foreign Laws governing the payment of wages (including overtime and premium wages); labor benefits and rights; (ii) applicable Tax Laws (including social security); and (iii) unemployment insurance and worker’s compensation obligations, and the Company Entities have properly classified and treated each such individual in accordance with applicable laws and for purposes of all applicable Company Benefit Plans and perquisites. No Company Contract Worker is eligible to participate in any Company Benefit Plan. No Company Entity has engaged any personnel through manpower or other similar third-party agencies.

(d)            Each Company Entity employee and Company Contract Worker has entered into confidentiality, non-competition, non-solicitation agreements and assignment of inventions agreements with the relevant Company Entity in the form that have provided by the Company to the Parent. To the Knowledge of the Company, no Person has claimed or has reason to claim that any Company Associate, or other individual affiliated or associated with any Company Entity: (i) is in violation of any term of any employment Contract, patent disclosure agreement, noncompetition agreement, non-solicitation agreement, nondisclosure agreement, any other restrictive covenant with such Person; (ii) has disclosed or utilized any Trade Secret such Person; or (iii) has interfered in the employment relationship between such Person and any of its present or former employees. To the Knowledge of the Company, no Company Associate has used or proposed to use any Trade Secret of any former employer or other Person for whom such individual performed services or violated any confidential relationship with any Person in connection with the development, marketing or sale of any product or proposed product, or the development or sale of any service or proposed service, of any Company Entity.

(e)            Each Company Entity is, and for the last three (3) years, has been, in compliance in all material respects with all applicable Laws and Contracts (including Company Collective Bargaining Agreement and extension orders) respecting labor and employment, including hiring practices, employment practices, terms and conditions of employment, wages, hours or other labor-related matters, including relating to discrimination, equal pay, wages and hours, overtime, pension arrangement, enforcement of labor laws, notice to employees regarding employment terms, employee benefits, engagement of contractors (including catering, security and cleaning services), pay slips, meal and rest periods, working during rest days, payment date, business expense reimbursements, labor relations, leaves of absence, paid sick leave laws, work breaks, classification of employees (including exempt and independent contractor status), classification of wage components as a salary, occupational health and safety, immigration, privacy, fair credit reporting, harassment, retaliation, disability rights and benefits, reasonable accommodation, equal employment, fair employment practices, immigration, wrongful discharge or violation of personal rights including the Worker Adjustment and Retraining Notification Act (and any similar foreign, provincial, state or local statute or regulation) (the “WARN Act”). Since January 1, 2021, none of the Company Entities has effectuated a “plant closing” or “mass layoff” as those terms are used in the WARN Act and similar laws or has become subject to any obligation under any applicable law or otherwise to notify or consult with, prior to or after the Effective Time, any Governmental Authority or other Person with respect to the impact of the Transactions. Each of the Company Entities has properly accrued in the ordinary course of business and in accordance with IFRS, and has timely made all payments for, all wages, overtime, salaries, commissions, bonuses, pension and severance pay contributions, study fund contributions, settlement of account payments, fees and other compensation, together with any related Taxes and any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority with respect to unemployment compensation benefits, worker’s compensation, social security or other benefits or obligations (other than routine payments to be made in the ordinary course of business), for any services performed, directly or indirectly, for any Company Entity.

(f)            Without limiting the foregoing, the Company Entities’ liability towards employees regarding pension arrangements, severance pay, accrued vacation, recreation pay and contributions to all pension plans and/or Company Benefit Plan are fully funded or, solely with respect to accrued vacation, recreation pay, in case that such are not fully funded, such accrued benefits are accrued on the Company’s financial statements as of the date of such financial statements. The Section 14 Arrangement was properly applied in accordance with the terms of the general permit issued by the Israeli Labor Minister regarding mandatory pension arrangements regarding all Company’s employees based on 8.33% of their full salaries and from their commencement date of employment and, upon the termination of employment of any of the Company Entities’ employees, the Company will not have to make any payment under the Severance Pay Law 5723-1963, except for release of the funds accumulated in accordance with the applicable Section 14 Arrangement.

(g)            To the Knowledge of the Company, no senior employee intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise within one year after the Closing Date.

(h)            The Company Entities are, and since April 1, 2020, have been, in compliance in all material respects with applicable laws regarding COVID-19 health and safety protocols. The Company Entities have also used commercially reasonable efforts to adhere to applicable guidance from applicable Governmental Authorities such as the U.S. Centers for Disease Control and Prevention and the federal Occupational Safety and Health Administration and the Israeli Ministry of Health relating to COVID-19.

(i)            Neither any Company Entity nor any of its directors or officers, nor any management level employees, is under administrative, civil or criminal (i) indictment or audit or (ii) to the Knowledge of the Company, investigation, in each case by any Governmental Authority relating to labor or employment matters at any Company Entity that reasonably would be expected to result in a notice of material violation, material finding of reasonable cause, or similar material adverse finding.

(j)            Schedule 4.13(j) of the Company Disclosure Schedule contains an accurate and complete list, as of the date of this Agreement, of each material Company Benefit Plan. None of the Company Entities intends, and none of the Company Entities has committed, to establish or enter into any new arrangement that would constitute a Company Benefit Plan or Company Employee Agreement, or to materially modify any Company Benefit Plan or Company Employee Agreement (except to conform any such Company Benefit Plan or Company Employee Agreement to the requirements of any applicable laws, in each case as previously disclosed to Parent in writing or as required by this Agreement). The Company has made available to Parent, in each case, to the extent applicable: (i) accurate and complete copies of all documents setting forth the terms of each material Company Benefit Plan and each material Company Employee Agreement, including all amendments thereto and all related trust documents; (ii) the most recent summary plan description, together with summaries of the material modifications thereto, if any, required under ERISA with respect to each material Company Benefit Plan; (iii) all trust agreements, insurance contracts and funding agreements, including all amendments thereto; (iv) all discrimination and compliance tests required under the Code for the most recent plan year; (v) the most recent IRS determination or opinion letter issued with respect to each Company Benefit Plan intended to be qualified under Section 401(a) of the Code; (vi) all current employee handbooks, manuals and policies (including relating to monitoring e-mail and code of preventing sexual harassment); and (vii) all material, non-routine filings, notices, correspondence or other communications relating to any Company Benefit Plan that was submitted to or received from the IRS, the ITA, the Pension Benefit Guaranty Corporation, the DOL, the Israel National Insurance Institute (Bituah Leumi), the SEC, ISA or any other Governmental Authority since January 1, 2020.

(k)            Each Company Benefit Plan has been established, maintained and operated in all material respects in accordance with its terms and in compliance in all material respects with all applicable Laws, Company Collective Bargaining Agreements and extension orders, including ERISA and the Code. Any Company Benefit Plan intended to be qualified under Section 401(a) of the Code and each trust intended to be qualified under Section 501(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code and, to the Knowledge of the Company, nothing has occurred since the date of the most recent determination that would reasonably be expected to adversely affect such qualification. Each other Company Benefit Plan intended to be tax qualified under applicable laws is so tax qualified, and no event has occurred and no circumstance or condition exists that would reasonably be expected to result in the disqualification of any such Company Benefit Plan. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Benefit Plan. Each Company Benefit Plan can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without material liability to Parent, the Company Entities or any Company ERISA Affiliates or Parent ERISA Affiliates (other than ordinary administration expenses). There is no audit, inquiry or legal proceeding pending or, to the Knowledge of the Company, threatened or reasonably anticipated by the IRS, DOL, PBGC or any other Person with respect to any Company Benefit Plan. None of the Company Entities or any Company ERISA Affiliate has ever incurred any material penalty or Tax with respect to any Company Benefit Plan under Section 502(i) of ERISA or Sections 4975 through 4980H of the Code or any material penalty or Tax under applicable Laws. Each of the Company Entities and Company ERISA Affiliates have timely made all contributions and other payments required by and due under the terms of each Company Benefit Plan, except as would not result in material liability and, to the extent not yet due, such contributions and other payments have been adequately accrued in accordance with IFRS in the consolidated financial statements (including any related notes) contained or incorporated by reference in the Company Reporting Documents. None of the Company Entities or any Company ERISA Affiliate sponsors, maintains, participates in, or contributes to, or has an obligation to contribute to or has any liability with respect to any Company Foreign Plan.

(l)            None of the Company Entities, and no Company ERISA Affiliate, has ever maintained, established, sponsored, participated in, or contributed to, or been obligated to contribute to or has any liability in respect of, any: (i) “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA that is subject to Title IV of ERISA or Section 412 of the Code; (ii) “multiemployer plan” within the meaning of Section (3)(37) of ERISA; (iii) plan described in Section 413 of the Code; or (iv) a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code. No material liability under Title IV or Section 302 of ERISA (other than any liability for premiums due to the PBGC (which premiums have been paid when due)) has been incurred by the Company Entities or any Company ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Company Entities or any Company ERISA Affiliate of incurring any such Liability. No Company Benefit Plan subject to ERISA holds stock issued by the Company or any of its current Company ERISA Affiliates as a plan asset.

(m)            No Company Benefit Plan or Company Employee Agreement provides (except at no cost to the Company Entities), or reflects or represents any liability of any of the Company Entities to provide, post-termination or retiree life insurance, post-termination or retiree health benefits or other post-termination or retiree employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable laws at the recipient’s sole premium expense. No Company Benefit Plan provides or reflects or represents any liability of any of the Company Entities to provide, life insurance, health benefits or other welfare benefits to any member of the Company Board for any reason, unless such director is also an employee of a Company Entity.

(n)            Except as set forth in Schedule 4.13(n)(i) of the Company Disclosure Schedule, and except as expressly required or provided by this Agreement, neither the execution of this Agreement nor the consummation of Transactions will (either alone or in combination with another event, whether contingent or otherwise): (i) result in any payment (whether of bonus, change in control, retention, severance pay or otherwise), acceleration, forgiveness of Indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Company Associate; or (ii) create any limitation or restriction on the right of any Company Entity to merge, amend or terminate any Company Benefit Plan or Company Employee Agreement. Without limiting the generality of the foregoing, except as set forth on Schedule 4.13(n)(ii) of the Company Disclosure Schedule, no amount payable to any Company Associate as a result of the execution and delivery of this Agreement or the consummation of any of the Transactions (either alone or in combination with any other event) would be an “excess parachute payment” within the meaning of Section 280G or would be nondeductible under Section 280G of the Code. None of the Company Entities has any obligation to compensate any Company Associate for any Taxes incurred by such Company Associate under Section 4999 of the Code.

(o)            Each Company Benefit Plan, Company Employee Agreement or other Contract between any Company Entity and any Company Associate that is subject to U.S. law has been maintained and operated in documentary and operational compliance with Section 409A of the Code or an available exemption therefrom. None of the Company Entities is a party to or has any Liability under any Company Benefit Plan, Company Employee Agreement or other Contract to compensate any person for excise Taxes payable pursuant to any applicable Law, including Section 4999 of the Code or for Taxes payable pursuant to Section 409A or 457A of the Code.

(p)            All amounts that the Company Entities are legally or contractually required either (i) to deduct from any Company Associate’s salary and/or to transfer to an employees’ pension, pension fund, pension insurance fund, managers’ insurance, severance fund, insurance and other funds for or in lieu of severance or provident fund, life insurance, incapacity insurance, continuing education fund or other similar funds or insurance, or (ii) to withhold from any current Company Associate’s salary and benefits and to pay to any Governmental Authority as required by the Code, the Ordinance or any other Law have, in each case, been duly deducted, transferred, withheld and paid, and the Company Entities’ liability towards any Company Associate regarding salary, remuneration, benefit in kind, severance pay, accrued vacation, Section 14 Arrangements and contributions to all Company Benefit Plans, and all contributions required to be made by any Company Entity to any arrangement that would be a Company Benefit Plan but for the fact that such arrangement is sponsored or maintained by a Governmental Authority, are fully funded to the extent required by applicable Law or if not required by any applicable Law to be funded, are accrued on the Company Financial Statements to the extent required by applicable accounting policies and all contributions, premiums and payments for any period ending on or before the Closing Date that are not due are properly accrued to the extent required to be accrued under applicable accounting principles and have been properly reflected on the balance sheet or disclosed in the notes thereto. There has been no amendment to, written interpretation of or announcement (whether or not written) by any Company Entity relating to, or change in employee participation or coverage under, any Company Benefit Plan that would increase materially the expense of maintaining such plan above the level of expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof.

4.14         Taxes.

(a)            All income and other Tax Returns required by Law to be filed by any Company Entity have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings). Such Tax Returns are, or will be, true, complete and correct in all material respects.

(b)            All amounts of Taxes shown due on any Tax Returns of the Company Entities and all other amounts of Taxes owed by the Company Entities have been timely paid.

(c)            Each of the Company Entities has (i) withheld all amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, shareholder or any other third party, and (ii) remitted such amounts required to have been remitted to the appropriate Governmental Authority.

(d)            Each of the Company Entities has collected all sales and use Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authorities, or has been furnished properly completed exemption certificates.

(e)            No deficiencies for Taxes against any Company Entity have been claimed, proposed or assessed in writing by any Governmental Authority that remain unpaid except for deficiencies with respect to which adequate reserves have been established in accordance with IFRS, and, to the knowledge of the Company, there are no ongoing or pending, nor has Company Entity received written notice of the expected commencement of any Actions with respect to any Taxes of any Company Entity. No written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return, which claim has not been resolved. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of any Company Entity, and no written request for any such waiver or extension is currently pending.

(f)            No Company Entity (or any predecessor thereof) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) in the prior two (2) years.

(g)            No Company Entity has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(h)            No Company Entity will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (ii) ruling by, or written agreement with, a Governmental Authority (including any closing agreement pursuant to Section 7121 of the Code or any similar provision of Tax Law) issue or executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) prepaid amount received prior to the Closing; (v) intercompany transaction or excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) that existed prior to the Closing; or (vi) Section 965 of the Code.

(i)            There are no Liens with respect to Taxes on any of the assets of any Company Entities, other than Permitted Liens.

(j)            No Company Entity has been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes (other than a group of which the common parent is the Company). No Company Entity has any liability for the Taxes of any Person (other than the Company Entities) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or (ii) as a transferee or successor.

(k)            No Company Entity is a party to, or bound by, or has any obligation to, any Governmental Authority or other Person under any Tax allocation, Tax sharing or Tax indemnification agreements (except, in each case, for any such agreements that are commercial contracts entered into in the ordinary course of business not primarily relating to Taxes).

(l)            The entity classification of each of the Company Entities for U.S. federal income Tax purposes is set forth in Schedule 4.14(l) of the Company Disclosure Schedule.

(m)           No Company Entity is, and has not been at any time during the five (5) year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(n)            Each of the Company Entities is in compliance with applicable United States, Israel and other foreign transfer pricing Laws and regulations in all material respects, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of each of the Company Entities.

(o)            The Company has not made an election under Section 965(h) of the Code.

(p)            No Company Entity has deferred any payroll Taxes pursuant to the CARES Act or are the beneficiaries of any other COVID-19 related tax deferral relief of state and local Governmental Authorities.

(q)            No Company Entity has incurred any loan, directly or indirectly, pursuant to the Paycheck Protection Program, established by the CARES Act, as amended or supplemented from time to time by interim rules, policy statements, FAQs or otherwise.

(r)             No Company Entity has engaged in a trade or business, has a permanent establishment (within the meaning of an applicable Tax treaty), or is otherwise a resident for Tax purposes in any country other than the country of its formation.

(s)            No Company Entity has (i) applied for or received any Tax ruling, competent authority relief or similar agreement from any Governmental Authority, or (ii) entered into a closing agreement (including any “Heskem Shuma” with the ITA) or any other Contract with any taxing authority, or (iii) received a written Tax opinion from counsel with respect to any acquisition or divestiture transaction relating to any Company Entity.

(t)            No Company Entity has performed or was part of any action or transaction that is classified as a “reportable transaction” under Section 131(g) of the Ordinance, a “reportable opinion” under Sections 131D of the Ordinance, or a “reportable position” under Section 131E of the Ordinance or any similar provision under any other local Israeli Tax Law, and including with respect to VAT (as defined below).

(u)            The Company is duly registered for the purposes of Israeli value added tax and has complied with all requirements concerning Israeli value added Taxes (“VAT”). The Company (i) has not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it, (ii) if and to the extent applicable has collected and timely remitted to the relevant taxing authority all output VAT which it is required to collect and remit, to the extent required under any applicable Law and (iii) has not received a refund for input VAT for which it is not entitled under any applicable Law. None of the Company’s non-Israeli Subsidiaries is required to register in Israel for Israeli VAT purposes.

(v)            No Company Entity is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of such Part E2 or otherwise.

(w)            No Company Entity has ever been or is entitled to benefits under the Israeli Law for Encouragement of Capital Investments, 1959.

(x)            No Company Entity has been a real property corporation (Igud Mekarke’in) within the meaning of such term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.

(y)            Each Company Share Plan that is intended to qualify as a capital gains route plan under Section 102 of the Ordinance has received a favorable determination or approval letter from the ITA or is otherwise deemed approved by passage of time without objection by the ITA. All Section 102 Securities were and are currently in compliance with the applicable requirements of Section 102 of the Ordinance and the written requirements and guidance of the ITA.

4.15         Insurance. Schedule 4.15 of the Company Disclosure Schedule contains a complete and correct list of all policies and contracts currently in effect for insurance of which any Company Entity is the owner, insured or beneficiary or which has been bound by any Company Entity to cover any of the assets of any Company Entity as of the date hereof (the “Company Insurance Policies”). All premiums due and payable with respect to such Company Insurance Policies have been timely paid. All Company Insurance Policies are in full force and effect, and no Company Entity is currently in receipt of any notice of cancellation or non-renewal thereunder. Except as set forth in Schedule 4.15 of the Company Disclosure Schedule, there are no outstanding claims under the Company Insurance Policies.

4.16         Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by any Company Entity or any of their Affiliates for which any Company Entity has any obligation.

4.17         Real Property; Assets.

(a)            No Company Entity owns any real property. No Company Entity is a party to any agreement or option to purchase any real property or material interest therein.

(b)            Schedule 4.17(b) of the Company Disclosure Schedule contains a true, correct and complete list of all Company Leased Real Property including (i) the street address; (ii) the landlord, the rental amount currently being paid, and the expiration of the term; and (iii) the current use of such property. The Company has made available to Parent true, correct and complete copies of the leases, subleases, licenses and occupancy agreements (including all modifications, amendments, supplements, guaranties, extensions, renewals, waivers, side letters and other agreements relating thereto) for the Company Leased Real Property to which any Company Entity is a party (the “Company Real Estate Lease Documents”).

(c)            No Company Entity has subleased or otherwise granted any Person the right to use or occupy any Company Leased Real Property which is still in effect. No Company Entity has collaterally assigned or granted any other security interest in the Company Leased Real Property or any interest therein which is still in effect. A Company Entity has a good and valid leasehold title to each Company Leased Real Property subject only to Permitted Liens. Except as would not reasonably be expected to be material to the Company Entities, taken as a whole, no Company Entity has made any alterations, additions or improvements to the Company Leased Real Property that are required to be removed at the termination of the applicable lease term.

(d)            Except for Permitted Liens and licenses of Intellectual Property and software, the Company Entities have good and valid title to the assets of the Company Entities.

4.18         Environmental Matters. Except as set forth in Schedule 4.18 of the Company Disclosure Schedule, and except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole:

(a)            the Company Entities are and, during the last three (3) years, have been in compliance with all Environmental Laws and have not received any: (i) written notice or claim in respect of Environmental Laws or violation thereof or non-compliance therewith; or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved;

(b)            no Company Entity is subject to any current Governmental Order relating to any non-compliance with Environmental Laws by a Company Entity or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials;

(c)            no Action is pending or, to the Knowledge of the Company, threatened and, to the Knowledge of the Company, no investigation is pending or threatened with respect to any Company Entity’s compliance with or liability under Environmental Law; and

(d)            no Company Entity has used any off-site Hazardous Materials treatment, storage, or disposal facilities or locations.

4.19         Absence of Changes.

(a)            Except as set forth in Schedule 4.19(a) of the Company Disclosure Schedule, since the Balance Sheet Date there has not been any Company Material Adverse Effect.

(b)            Since the Balance Sheet Date through the date of this Agreement (x) the Company Entities have, in all material respects, conducted their business and operated their properties in the ordinary course of business and (y) there has not been with respect to the Company Entities, any:

(i)             amendment of the Company Organizational Documents of any Company Entity;

(ii)            issuance, sale or other disposition of any equity security or grant of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any equity security of any Company Entity other than the issuance of Company Shares upon the exercise of Company Options outstanding on the Balance Sheet Date in accordance with their terms as in effect on the Balance Sheet Date;

(iii)           declaration or payment of any dividends or distributions on or in respect of any of its capital stock; redemption, purchase or acquisition of its capital stock; or split, combination, recapitalization or reclassification of its capital stock, except pursuant to the forfeiture conditions of Company Options or the cashless exercise or Tax withholding provisions of or authorizations related to Company Options pursuant to their terms as in effect on the Balance Sheet Date;

(iv)           change in the Company Entities’ cash management practices and its policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, prepayment of expenses, payment of accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;

(v)            change in any method of accounting or accounting practice of the Company Entities, except as required by IFRS, Securities Laws, or as otherwise disclosed in the notes to the Company Financial Statements;

(vi)           except as set forth in Schedule 4.19(b)(vi) of the Company Disclosure Schedule, incurrence, assumption or guarantee of any Indebtedness (including the incurrence, acceptance, receipt or modification of any Governmental Grant) by any Company Entity;

(vii)          except for write-offs required by IFRS, any transfer, assignment, sale or other disposition of any of any tangible or intangible asset shown or reflected in the balance sheet with a value in excess of $50,000 individually or $150,000 in the aggregate, or cancellation of any debts with a value in excess of $50,000 individually or $150,000 in the aggregate;

(viii)         (A) transfer, assignment or grant of any license or sublicense of material rights under or with respect to any the Company Intellectual Property (other than nonexclusive licenses granted to customers in the ordinary course of the Business of the Company) or (B) abandonment or permitting to lapse any Company Intellectual Property, except in the reasonable business judgement of the Company;

(ix)           capital investment in, or any loan to, any other Person, in each case in excess of $50,000 individually or $150,000 in the aggregate;

(x)            except as set forth in Schedule 4.19(b)(vi)(x) of the Company Disclosure Schedule, acceleration, termination, material modification to or cancellation of any Company Material Contract to which a Company Entity is a party or by which it is bound;

(xi)           entrance into or renewal of any Company Material Contract, other than, following reasonably prompt notice to Parent, any such Contract that is (A) entered into or renewed in the ordinary course of business consistent with past practice and on commercially reasonable terms given then-current market conditions and (B) not otherwise prohibited by another provision of this Section 4.19;

(xii)          except as set forth in Schedule 4.19(b)(xii) of the Company Disclosure Schedule, and except as required by the terms of a Company Benefit Plan as in effect on the Balance Sheet Date or established, adopted, entered into or amended after the Balance Sheet Date in accordance with clause (B) below, as required to ensure that any Company Benefit Plan as in effect on the Balance Sheet Date was not then out of compliance with applicable laws, or as specifically required pursuant to this Agreement, (A) entrance into or amendment of any Company Collective Bargaining Agreement; (B) establishment, adoption, entrance into, amendment or termination of any Company Benefit Plan or Company Employee Agreement or any plan, practice, agreement, arrangement or policy that would have been a Company Benefit Plan or Company Employee Agreement if it was in existence on the Balance Sheet Date; (C) payment of or making any new commitment to pay, any bonus, cash incentive payment or profit-sharing or similar payment to, or any increase or making of any commitment to increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any Company Associate; (D) grant, payment or establishment of any severance, separation, change in control, termination, retention or similar compensation or benefits to, or increase in any manner the severance, separation, change in control, termination, retention or similar compensation or benefits of, any Company Associate; (E) entrance into any trust, annuity or insurance Contract or similar agreement or taking of any other action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan; (F) taking of any action to accelerate the time of payment or vesting of any compensation, benefits or funding obligations under any Company Benefit Plan or otherwise; (G) making of any material determination under any Company Benefit Plan that is inconsistent with the ordinary course of business or past practice; (H) hiring of any individual who is a senior director or above or promoted any Company Associate to a senior director role or above; (I) termination of any Company Associate who is a senior director or above (other than a termination for “cause” as defined under any Company Benefit Plan as of the date of this Agreement); (J) effectuation of a “plant closing,” “mass layoff,” or similar action under the WARN Act; or (K) entrance into any new Contract covering any Company Associate or made any payment to any Company Associate that, considered individually or collectively with any other such Contracts or payments, will or reasonably would be expected to be characterized as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code;

(xiii)          waiver of any restrictive covenant obligations of any employee of any Company Entity;

(xiv)          loan to (or cancellation or forgiveness of any loan to) any Company Shareholders or Company Associates, or entry into, or modification or termination of, any transaction, agreement or arrangement with any Company Shareholders (other than in any Company Shareholder’s capacity as an employee) or Company Associates;

(xv)          except as set forth in Schedule 4.19(b)(xii) of the Company Disclosure Schedule and except for the Merger, adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(xvi)         purchase, lease or other acquisition of the right to own, use or lease any property or assets for an amount in excess of $50,000, individually (in the case of a lease, per annum) or $150,000 in the aggregate (in the case of a lease, for the entire term of the lease, not including any option term), except for purchases or leases of inventory, services or supplies in the ordinary course of business;

(xvii)        acquisition by merger or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person or any division thereof other than the acquisition of residuals done in the ordinary course of business;

(xviii)       action by a Company Entity to make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that, in each case, (A) is outside of the ordinary course of business and inconsistent with the any Company Entity’s past practices and (B) would reasonably be expected to have the effect of materially increasing the Tax liability of Parent or any Subsidiary in respect of any post-Closing Tax period;

(xix)          except as set forth in Schedule 4.19(b)(xix) of the Company Disclosure Schedule, waiver, release, assignment, settlement or compromise of any Action for an amount not exceeding $100,000 or that otherwise imposes any non-monetary terms and conditions; or

(xx)           binding commitments or agreements to any of the foregoing.

4.20         Affiliate Agreements. Except as set forth in Schedule 4.20 of the Company Disclosure Schedule and except for, in the case of any employee, officer or director, any employment Contract or Contract with respect to the issuance of equity in the Company, none of the Company Entities is a party to any transaction, agreement, arrangement or understanding with any (a) present or former executive officer or director of any of the Company Entities, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Company Entities or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing.

4.21         Permits. Each Company Entity has all Permits that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except as would not reasonably be expected to result in Liabilities that are, individually and in the aggregate, material to the Company Entities, taken as a whole. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Material Permit, except as would not reasonably be expected to result in Liabilities that are, individually and in the aggregate, material to the Company Entities, taken as a whole. Except as would not reasonably be expected to result in Liabilities that are, individually and in the aggregate, material to the Company Entities, taken as a whole, (a) each of the Company Entities’ Permits is in full force and effect in accordance with its terms, (b) no outstanding written notice of revocation, cancellation or termination of any of the Company Entities’ Permits has been received by any Company Entity, (c) to the Knowledge of the Company, none of the Company Entities’ Permits upon its termination or expiration in the ordinary due course will not be renewed or reissued in the ordinary course of business upon terms and conditions substantially similar to its existing terms and conditions, (d) there are no Actions pending or, to the Knowledge of the Company, threatened, that seek the revocation, cancellation, limitation, restriction or termination of any of the Company Entities’ Permits and (e) each of the Company Entities is in compliance with all of its Permits.

4.22         Company Privacy and Data Security.

(a)            Each Company Entity (i) has complied in all material respects with Applicable Data Protection Requirements of such Company Entity regarding the collection, retention, use and protection of Personal Information and Company Data, (ii) has implemented and maintained reasonable technical, physical, organization, and administrative measures and policies to protect Personal Information, Company Data, and Company Products against unauthorized access, use, modification, disclosure, or loss, and has timely and reasonably remediated any audit findings relating to its security safeguards, and (iii) there has been no breach, security incident or violation of any data security policy in relation to Personal Information and Company Data, nor actual or, to the Knowledge of the Company, threatened, unauthorized access, use, processing, transfer or disclosure, accidental or unlawful destruction, or any loss, theft or unauthorized alteration of Personal Information and Company Data. Each Company Entity has contractually obligated all third party service providers, outsourcers, processors or other third parties processing Personal Information and Company Data by or on behalf of Company Entity to terms that comply with all Applicable Data Protection Requirements.

(b)            No Person (including any Governmental Authority) has, in the past two (2) years, (i) commenced any Action relating to any Company Entity’s information privacy or data security practices relating to Personal Information, including with respect to the access, disclosure or use of Personal Information maintained by or on behalf of any Company Entity, or (ii) to the Knowledge of the Company, threatened any such Action, or made any complaint or investigation relating to such practices.

4.23         Registration Statement. None of the information relating to the Company Entities supplied by the Company, or by any other Person acting on behalf of the Company, in writing specifically for inclusion in the Registration Statement or any amendment or supplement thereto or the Israel Prospectus (if any) will, as of the time the Registration Statement becomes effective under the Securities Act or at the time such Israel Prospectus is published in accordance with the Israel Companies Law, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information included by the Company in the notice of the general meeting of the Company’s shareholders to be held in connection with the Merger, including the description of the Transactions (as amended or supplemented from time to time, the “Shareholder Meeting Notice”), will, at the published date and at the time of the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they are made not misleading. The information supplied or to be supplied by the Company for inclusion in the Registration Statement and the Israel Prospectus will comply as to form in all material respects with the provisions of applicable Law pertaining to the Registration Statement. The Shareholder Meeting Notice will comply in all material respects with the provisions of applicable Law and the Company Organizational Documents. Notwithstanding the foregoing provisions of this Section 4.23, no representation or warranty is made by the Company with respect to information or statements made in the Registration Statement that were not supplied by or on behalf of the Company for use therein.

4.24         Power of Attorney. Except as set forth in Schedule 4.24 of the Company Disclosure Schedule and except as required in the ordinary course of business, no Person holds a power of attorney to act on behalf of any Company Entity.

4.25         Parent Common Stock. No Company Entity owns beneficially or of record any shares of Parent Common Stock or any securities convertible into, exchangeable for or carrying the right to acquire, any shares of Parent Common Stock. To the Knowledge of the Company, no Company Shareholder owns beneficially or of record any shares of Parent Common Stock or any securities convertible into, exchangeable for or carrying the right to acquire, any shares of Parent Common Stock.

4.26         No Other Representations or Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE IV OF THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE COMPANY DISCLOSURE SCHEDULE) AND ANY ANCILLARY AGREEMENT, THE COMPANY DOES NOT MAKE ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, INCLUDING WITH RESPECT TO VALUE, CONDITION, MERCHANTABILITY OR SUITABILITY, WITH RESPECT TO THE COMPANY OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED HEREUNDER OR PURSUANT HERETO.

4.27         No Reliance. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE V OF THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE PARENT DISCLOSURE SCHEDULE), THE COMPANY ACKNOWLEDGES THAT NONE OF PARENT OR MERGER SUB, NOR ANY OF THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, SHAREHOLDERS, PARTNERS, MEMBERS OR REPRESENTATIVES, OR ANY OTHER PERSON ON BEHALF OF PARENT OR MERGER SUB, MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO PARENT, MERGER SUB OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, ANY OTHER INFORMATION PROVIDED TO THE COMPANY OR ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED HEREUNDER OR PURSUANT HERETO, INCLUDING WITH RESPECT TO VALUE, CONDITION, MERCHANTABILITY OR SUITABILITY, INFRINGEMENT, FITNESS FOR A PARTICULAR PURPOSE, OR ANY WARRANTY WITH RESPECT TO THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION. THE COMPANY ACKNOWLEDGES THAT IT IS NOT RELYING NOR HAS IT RELIED ON ANY EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES EXCEPT FOR THOSE EXPRESSLY MADE BY PARENT AND MERGER SUB IN ARTICLE V OF THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE PARENT DISCLOSURE SCHEDULE), THAT ONLY THOSE REPRESENTATIONS OR WARRANTIES IN ARTICLE V THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE PARENT DISCLOSURE SCHEDULE) SHALL HAVE ANY LEGAL EFFECT, AND THAT THE COMPANY EXPRESSLY DISCLAIMS RELIANCE ON ANY OMISSIONS FROM PARENT’S AND MERGER SUB’S REPRESENTATIONS AND WARRANTIES IN ARTICLE V THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE PARENT DISCLOSURE SCHEDULE). WITHOUT LIMITING THE FOREGOING, NEITHER PARENT NOR ANY OTHER PERSON WILL HAVE OR BE SUBJECT TO ANY LIABILITY TO THE COMPANY OR ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO THE COMPANY OR ANY OF ITS AFFILIATES OR REPRESENTATIVES, OR THE COMPANY’S OR ANY OF ITS AFFILIATES’ OR REPRESENTATIVES’ USE OF ANY SUCH INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS OR OTHER MATERIAL MADE AVAILABLE TO THE COMPANY OR ANY OF ITS AFILIATES OR REPRESENTATIVES IN CERTAIN “DATA ROOMS” OR MANAGEMENT PRESENTATIONS OR OTHERWISE IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSIONS WITH RESPECT TO ANY OF THE FOREGOING INFORMATION. THE PROVISIONS OF THIS SECTION 4.27 SHALL NOT, AND SHALL NOT BE DEEMED OR CONSTRUED TO, WAIVE OR RELEASE ANY CLAIMS FOR FRAUD.

Article V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as (a) set forth in the reports, schedules, forms, statements and other documents filed by the Parent with the SEC and publicly available not later than two (2) Business Days prior to the date of this Agreement (excluding any forward-looking or risk factor disclosures set forth therein) or (b) the correspondingly numbered Section of the Parent Disclosure Schedule, Parent represents and warrants to the Company as set forth below in this Article IV as follows:

5.01         Organization and Qualifications; Subsidiaries. Parent is duly organized, validly existing and in good standing under the Laws of the State of Delaware and Merger Sub is duly organized and validly existing under the Laws of the State of Israel. Parent and Merger Sub have all requisite corporate power and authority to own, operate or lease the properties, rights and assets now owned, operated or leased by it and to carry on its business as currently conducted.

5.02         Organizational Documents. True and complete copies of the Parent Organizational Documents, as amended to date, have been made available to the Company. Neither Parent nor Merger Sub is in violation of any of the provisions of such Parent Organizational Documents, including all amendments thereto, except where such violation would not reasonably be expected to be material to Parent.

5.03         Due Authorization.

(a)            The execution, delivery and performance by Parent and Merger Sub of this Agreement and each Ancillary Agreement to which Parent or Merger Sub is a party and the consummation by Parent and Merger Sub of the Transactions have been duly authorized by all requisite corporate action on the part of Parent and Merger Sub (except for the filing and recordation of appropriate merger documents as required by the ICL) and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution, delivery and performance of this Agreement, any Ancillary Agreements to which it is a party or to consummate the Merger and the other Transactions. This Agreement has been, and each Ancillary Agreement to which Parent or Merger Sub is a party will be, duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by each other party hereto and thereto, constitute, or will constitute, a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with their respective terms, except as the enforceability thereof may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditor’s rights generally and as limited by the availability of specific performance and other equitable remedies or applicable equitable principles (regardless of whether considered in a proceeding at Law or in equity).

(b)            The Parent Board and the board of directors of Merger Sub, by written resolutions adopted by unanimous vote and not subsequently rescinded or modified in any way adverse to the Company, has, as of the date hereof, (i) approved the execution, delivery and performance by the Parent and Merger Sub, as applicable, of this Agreement and the Transactions and (ii) determined that this Agreement and the Transactions are advisable and in the best interests of Parent and Merger Sub and their respective shareholders, as applicable. Parent, acting in its capacity as the sole shareholder of Merger Sub, has approved and adopted this Agreement.

5.04         No Conflict; Consents.

(a)            The execution, delivery, and performance by Parent and Merger Sub of this Agreement, and any Ancillary Agreement to which Parent or Merger Sub is a party, and the consummation by Parent and Merger Sub of the Transactions, including the Merger, do not and will not, with or without the giving of notice or the lapse of time, or both: (i) contravene, conflict with or result in a violation or breach of, or default under, any Parent Organizational Document or any resolution adopted by the shareholders or equityholders, the board of directors (or similar governing body) or any committee of the board of directors (or similar governing body) thereof; (ii) contravene, conflict with or result in a violation or breach of any provision of applicable Law, Permit or Governmental Order applicable to Parent or Merger Sub, or give any Governmental Authority or other Person the right to challenge the Merger or any of the Transactions or to exercise any remedy or obtain any relief under any applicable Law or Governmental Order to which Parent or Merger Sub, or any of the assets owned or used by Parent or Merger Sub, is subject; (iii) subject to any filings, notices or consents referenced in the following clause, contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any authorization of any Governmental Authority that is held by Parent or Merger Sub or that otherwise relates to the business of Parent or Merger Sub or to any of the assets owned or used by Parent or Merger Sub; (iv) require the consent or notice by any Person under, contravene, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or give rise to a right of termination, cancellation, modification, acceleration or amendment under, any material Contract or Permit to which Parent or Merger Sub is a party or by which either of them or any of their respective assets or properties may be bound or affected or (v) result in the creation or imposition of any Lien other than Permitted Liens on any properties or assets of Parent or Merger Sub, except, with respect to the foregoing clauses (ii), (iii), (iv) and (v), as would not reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Transactions.

(b)            No consent, approval, Permit or authorization of, or exemption by, or filing with or notice to, any Governmental Authority is required to be obtained or made by Parent or Merger Sub in connection with the execution, delivery and performance by Parent and Merger Sub of this Agreement and the Ancillary Agreements to which Parent or Merger Sub is a party and the consummation of the Transactions or the taking by Parent or Merger Sub of any other action contemplated hereby or thereby, other than the Requisite Consents, the filing of the Registration Statement with the SEC, the SEC declaring the Registration Statement to be effective, the issuance by the ISA of a permit to publish the Registration Statement, the approval by the TASE of the listing of the Parent Common Stock on the TASE pursuant to Chapter E’5 of the Israeli Securities Law and such other consents, registrations, declarations, filings or notices the failure of which to be obtained or made would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the other Transactions.

5.05         Capitalization. As of the Business Day immediately prior to the date of this Agreement:

(a)            The authorized capital stock of Parent consists of 121,000,000 shares of capital stock, consisting of (i) 110,000,000 shares of Parent Common Stock and (ii) 11,000,000 shares of preferred stock (the “Parent Preferred Stock”), each with a par value of $0.01 per share. As of the date of this Agreement, the issued and outstanding capital stock of the Parent consists of 30,427,750 shares of capital stock, consisting of (A) 30,427,750 shares of Parent Common Stock issued and outstanding and (B) no shares of Parent Preferred Stock issued and outstanding. As of the date of this Agreement, Parent has 1,500,000 warrants outstanding, each such warrant entitling the holder thereof to purchase one share of Parent Common Stock. All of the issued and outstanding shares of Parent Common Stock and warrants to acquire shares of Parent Common Stock (1) have been duly authorized and validly issued and are fully paid and nonassessable, (2) were issued in compliance in all material respects with applicable Securities Laws, and (3) were not issued in breach or violation of any preemptive rights or Contract. As of the date of this Agreement, there are 2,091,538 shares of Parent Common Stock subject to issuance and/or delivery pursuant to Parent RSU Awards granted and outstanding under the Parent Equity Plan. Schedule 5.05(a) of the Parent Disclosure Schedule sets forth, as of the date of this Agreement, a list of all holders of outstanding Parent RSU Awards, including the number of shares of Parent Common Stock subject to each such Parent RSU Award, the grant date and the vesting schedule of such Parent RSU Award. Each Parent RSU Award was granted in accordance with the Parent Equity Plan.

(b)            Except as set forth in the Parent SEC Documents, as of the date of this Agreement there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for Parent Common Stock or the equity interests of Parent, or any other Contracts to which Parent is a party or by which Parent is bound obligating Parent to issue or sell any shares of capital stock of, other equity interests in or debt securities of, Parent and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in Parent. As of the date of this Agreement, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any securities or equity interests of Parent. Except as set forth in the Parent SEC Documents, there are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Parent’s stockholders may vote. Except as set described in the Parent SEC Documents, as of the date of this Agreement Parent is not party to any shareholders agreement, voting agreement or registration rights agreement relating to its equity interests, and there is no Contract restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Parent Common Stock.

(c)            As of the date of this Agreement, Parent is the direct or indirect owner of, and has good and marketable direct or indirect title to, all the issued and outstanding shares of capital stock or equity interests of Merger Sub free and clear of any Liens other than Permitted Liens.

(d)            All distributions, dividends, repurchases and redemptions in respect of the capital stock (or other equity interests) of Parent were undertaken in compliance with the Parent Organizational Documents then in effect, any agreement to which Parent then was a party and in compliance with applicable Law.

(e)            The shares of Parent Common Stock to be issued pursuant to this Agreement, will, upon issuance, be duly authorized, validly issued, fully paid and non-assessable.

For the avoidance of doubt, nothing contained in this Agreement or any Ancillary Agreement shall restrict Parent from conducting any capital raise, including issuing any debt, equity securities, or securities convertible into, exchangeable for, or carrying the right to acquire debt or equity securities of Parent prior to the Closing.

5.06         Undisclosed Liabilities. Parent has no Liabilities that would be required to be set forth or reserved for on a balance sheet of Parent (and the notes thereto) prepared in accordance with GAAP consistently applied and in accordance with past practice, except for Liabilities (a) reflected or reserved for on the financial statements of Parent or disclosed in the notes thereto, (b) that have arisen since September 30, 2022 in the ordinary course of the operation of business of Parent, (c) disclosed in the Parent Disclosure Schedule, (d) arising under this Agreement and/or the performance by Parent of its obligations hereunder or (e) that would not, individually or in the aggregate, reasonably be expected to be material to Parent.

5.07         Litigation and Proceedings. As of the date hereof, there are no pending or, to the Knowledge of Parent, threatened, Actions and, to the Knowledge of Parent, there are no pending or threatened investigations, in each case, against Parent or Merger Sub, or otherwise affecting Parent or Merger Sub or their assets, including any condemnation or similar proceedings (or, to the Knowledge of Parent, against any of the officers or directors of Parent or Merger Sub related to their business duties, which interfere with their business duties, or as to which Parent or Merger Sub has any indemnification obligations), in each case which would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the other Transactions. Neither Parent nor Merger Sub or any property, asset or business of Parent or Merger Sub is subject to any Governmental Order, or, to the Knowledge of Parent, any continuing investigation by, any Governmental Authority, in each case that challenges or seeks to prevent, enjoin or otherwise delay the Transactions, at Law, in equity or otherwise. There is no unsatisfied judgment or any open injunction binding upon the Parent or Merger Sub.

5.08         Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by Parent or Merger Sub or any of their respective Affiliates.

5.09         SEC Filings and Financial Statements.

(a)            Parent has filed and furnished in a timely manner all reports, schedules, forms, prospectuses and registration, proxy and other statements, in each case, required to be filed or furnished by it with or to the SEC (collectively, and in each case including all exhibits thereto and documents incorporated by reference therein, the “Parent SEC Documents”). As of their respective effective dates (in the case of Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of the respective dates of the last amendment filed with the SEC (in the case of all other Parent SEC Documents), the Parent SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, each as in effect on the applicable date referred to above, applicable to such Parent SEC Documents, and none of the Parent SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)            The financial statements (including all related notes and schedules) of Parent contained or incorporated by reference in the Parent SEC Documents fairly present in all material respects the financial condition and the results of operations, changes in stockholders’ equity and cash flows of Parent as at the respective dates of, and for the periods referred to in, such financial statements, all in accordance with (i) GAAP and (ii) Regulation S-X, subject, in the case of interim financial statements, to normal year-end audit adjustments and to any other adjustments described therein, including any notes thereto (the effect of which will not, individually or in the aggregate, be material) and the omission of notes to the extent permitted by Regulation S-X. Parent has no off-balance sheet arrangements that are required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K under the Securities Act that have not been so disclosed in the Parent SEC Documents.

(c)            Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) that are reasonably designed to ensure that material information relating to Parent is made known to Parent’s principal executive officer and its principal financial officer, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. To the Knowledge of Parent, such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic reports required under the Exchange Act. Parent has established and maintained a system of internal controls and, to the Knowledge of Parent, such internal controls are sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP.

5.10            Nasdaq Listing. The Parent Common Stock is listed on Nasdaq. Parent is in compliance in all material respects with the requirements of Nasdaq for continued listing of the Parent Common Stock thereon and there is no action or proceeding pending or, to the Knowledge of Parent, threatened against Parent by Nasdaq or the Financial Industry Regulatory Authority to prohibit or terminate the listing of the Parent Common Stock on Nasdaq.

5.11         Reporting Company. Parent is a publicly held company subject to reporting obligations pursuant to Section 13 of the Exchange Act, and the Parent Common Stock is registered pursuant to Section 12(b) of the Exchange Act.

5.12         Information Supplied. The information relating to Parent and Merger Sub furnished by or on behalf of Parent and Merger Sub in writing for inclusion in the Shareholder Meeting Notice will, at the date it, or any amendment or supplement to it, is published or at the time of the Company Shareholder Meeting, not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation, warranty or covenant with respect to (a) statements made or incorporated by reference based on information supplied by the Company Entities for inclusion or incorporation by reference in the Shareholder Meeting Notice or Registration Statement, or (b) any projections or forecasts included in the Shareholder Meeting Notice or Registration Statement.

5.13         No Other Representations or Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN Article V OF THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE PARENT DISCLOSURE SCHEDULE) AND ANY ANCILLARY AGREEMENT, NEITHER PARENT NOR MERGER SUB MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, INCLUDING WITH RESPECT TO VALUE, CONDITION, MERCHANTABILITY OR SUITABILITY, WITH RESPECT TO PARENT, MERGER SUB OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED HEREUNDER OR PURSUANT HERETO.

5.14         No Reliance. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN Article IV OF THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE COMPANY DISCLOSURE SCHEDULE), PARENT AND MERGER SUB ACKNOWLEDGE THAT NONE OF THE COMPANY ENTITIES, NOR ANY OF THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, SHAREHOLDERS, PARTNERS, MEMBERS OR REPRESENTATIVES, OR ANY OTHER PERSON ON BEHALF OF ANY COMPANY ENTITY, MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE COMPANY OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, ANY OTHER INFORMATION PROVIDED TO PARENT OR MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED HEREUNDER OR PURSUANT HERETO, INCLUDING WITH RESPECT TO VALUE, CONDITION, MERCHANTABILITY OR SUITABILITY, INFRINGEMENT, FITNESS FOR A PARTICULAR PURPOSE, OR ANY WARRANTY WITH RESPECT TO THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION. PARENT AND MERGER SUB ACKNOWLEDGE THAT THEY ARE NOT RELYING NOR HAVE THEY RELIED ON ANY EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES EXCEPT FOR THOSE EXPRESSLY MADE BY THE COMPANY IN Article IV OF THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE COMPANY DISCLOSURE SCHEDULE), THAT ONLY THOSE REPRESENTATIONS OR WARRANTIES IN Article IV OF THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE COMPANY DISCLOSURE SCHEDULE) SHALL HAVE ANY LEGAL EFFECT, AND THAT PARENT AND MERGER SUB EXPRESSLY DISCLAIM RELIANCE ON ANY OMISSIONS FROM THE COMPANY’S REPRESENTATIONS AND WARRANTIES IN Article IV OF THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE COMPANY DISCLOSURE SCHEDULE). WITHOUT LIMITING THE FOREGOING, NEITHER THE COMPANY NOR ANY OTHER PERSON WILL HAVE OR BE SUBJECT TO ANY LIABILITY TO PARENT, MERGER SUB OR ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO THE PARENT OR ANY OF ITS AFFILIATES OR REPRESENTATIVES, OR THE PARENT'S OR ANY OF ITS AFFILIATES’ OR REPRESENTATIVES’ USE OF ANY SUCH INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS OR OTHER MATERIAL MADE AVAILABLE TO PARENT OR ANY OF ITS AFFILIATES OR REPRESENTATIVES IN CERTAIN “DATA ROOMS” OR MANAGEMENT PRESENTATIONS OR OTHERWISE IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSIONS WITH RESPECT TO ANY OF THE FOREGOING INFORMATION. THE PROVISIONS OF THIS SECTION 5.14 SHALL NOT, AND SHALL NOT BE DEEMED OR CONSTRUED TO, WAIVE OR RELEASE ANY CLAIMS FOR FRAUD.

Article VI
COVENANTS

6.01         Access and Information. From the date hereof until the earlier of the Closing and the date this Agreement is terminated in accordance with Article VIII, the Company shall, and shall ensure that each of its Subsidiaries and its and their respective representatives permit Parent and its advisers and other representatives to have reasonable access, during business hours and upon reasonable advance written notice, to the Company’s and its Subsidiaries’ personnel, properties and facilities and books and records (provided that they shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company and its Subsidiaries). From the date hereof until the earlier of the Closing and the date this Agreement is terminated in accordance with Article VIII, the Company shall: (a) furnish, or cause to be furnished, to Parent financial and material operating data and other material information (including Tax information) with respect to any Company Entity as Parent may from time to time reasonably request in writing and subject to any applicable Law and (b) provide to Parent (i) monthly financial statements of the Company within fifteen (15) days following each month-end following the date hereof, in form and substance as historically provided to the Company Board or as otherwise reasonably requested by Parent and (ii) quarterly financial statements of the Company within thirty (30) days following each quarter end following the date hereof, in form and substance as historically provided to the Company Board or as otherwise reasonably requested by Parent. No information provided to or obtained by any party hereto pursuant to this Section 6.01 shall limit or otherwise affect the remedies available hereunder to such party, or act as a waiver or otherwise affect the representations or warranties of the disclosing party in this Agreement. Nothing herein shall limit or modify the obligations of the parties set forth in that certain Mutual Non-Disclosure Agreement, dated May 26, 2022, between Parent and the Company (the “Confidentiality Agreement”), and any information provided pursuant to this Section 6.01 shall be subject to the terms and conditions of the Confidentiality Agreement; provided, however, that any of the information provided pursuant to this Section 6.01 may be included in the Registration Statement or any Other Filing to the extent required by the rules and regulations of the SEC or other Governmental Authority. Notwithstanding anything herein to the contrary, no party hereto shall be required to take any action, provide any access or furnish any information to the extent that furnishing such information or affording such access would, in the opinion of such party’s outside counsel, (A) cause or constitute a waiver of the attorney-client or other privilege, (B) violate any Contract to which the Company is a party or bound or (C) violate applicable Law, provided that the parties hereto agree to cooperate in good faith to make alternative arrangements to allow for such access or furnishing in a manner that does not result in the events set out in clauses (A) through (C) above.

6.02            Conduct of Business by the Company. From the date hereof until the earlier of the Closing and the date that this Agreement is terminated in accordance with Article VIII (the “Interim Period”), except as otherwise required or expressly permitted in this Agreement, required by applicable Law or any applicable COVID-19 Measures, consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), or as set forth in Schedule 6.02 of the Company Disclosure Schedule, the Company shall operate the Business of the Company in all material respects in the ordinary course of business and use reasonable best efforts to preserve the Company’s material assets, properties, business, operations, organization (including officers and employees), goodwill and relationships with suppliers, customers, lenders, Governmental Authorities and any other Persons having a material business relationship with the Company. Without limiting the foregoing, except as otherwise required or expressly permitted in this Agreement, required by applicable Law or any applicable COVID-19 Measures, consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or as set forth in Schedule 6.02 of the Company Disclosure Schedule, from the date hereof until the earlier of the Closing and the date that this Agreement is terminated in accordance with Article VIII, no Company Entity shall take or permit to occur any action described in Section 4.19(b)(ii) (except that references to the Balance Sheet Date shall be deemed to refer to the date of this Agreement).

6.03            Efforts.

(a)            Without limiting the conditions set forth in Article VII, the parties hereto shall cooperate with each other and use (and will cause their respective Subsidiaries to use) their respective reasonable best efforts to consummate the Transactions and to cause the conditions set forth in Article VII to be satisfied as promptly as reasonably practicable, including using reasonable best efforts to accomplish the following as promptly as reasonably practicable: (i) the obtaining of all Actions or nonactions, consents, approvals, registrations, waivers, permits, authorizations, orders, expirations or terminations of waiting periods and other confirmations from any Governmental Authority or other Person that are or may become necessary, proper or advisable in connection with the consummation of the Transactions; (ii) the preparation and making of all registrations, filings, forms, notices, petitions, statements, submissions of information, applications and other documents (including filings with Governmental Authorities) that are or may become necessary, proper or advisable in connection with the consummation of the Transactions; (iii) the taking of all steps as may be necessary, proper or advisable to obtain an approval from, or to avoid an Action by, any Governmental Authority or other Person in connection with the consummation of the Transactions; and (iv) the execution and delivery of any additional instruments that are or may become reasonably necessary, proper or advisable to consummate the Transactions, and to carry out fully the purposes of this Agreement; provided, that no party hereto nor any of their respective Affiliates shall be obligated in the exercise of such efforts to (A) propose, negotiate, commit to or effect, by consent decree, hold separate orders, or otherwise, the sale, divesture or disposition of any of its assets, properties or businesses or any of the assets, properties or businesses to be acquired by it pursuant to this Agreement or (B) pay any fee, penalty or other consideration (other than customary filing and notification fees with Governmental Authorities and other nominal amounts) to any Person for any consent or approval required for or triggered by the consummation of the Transactions under any Contract or otherwise.

(b)            Each party hereto shall (i) promptly furnish to the other parties such necessary information and reasonable assistance as the other may request in connection with the preparation of any governmental filings, submissions or other documents; (ii) give the other parties reasonable prior notice of any such filing, submission or other document and, to the extent reasonably practicable, of any communication with or from any Governmental Authority regarding the Transactions, and permit the other to review (to the extent not prohibited by applicable Law or by the applicable Governmental Authority) and discuss in advance, and consider in good faith the views, and secure the participation of, the other parties in connection with any such filing, submission, document or substantive communication; and (iii) cooperate in responding as promptly as reasonably practicable to any investigation or other inquiry from a Governmental Authority or in connection with any Action initiated by a Governmental Authority or private party, including informing the other party as soon as practicable of any such investigation, inquiry or Action, and consulting in advance, to the extent practicable, before making any presentations or submissions to a Governmental Authority, or, in connection with any Action initiated by a private party, to any other Person. In addition, each of the parties hereto will give reasonable prior notice to and consult with the other in advance of any meeting, conference or substantive communication with any Governmental Authority, or, in connection with any Action by a private party, with any other Person, and to the extent not prohibited by applicable Law or by the applicable Governmental Authority, not participate or attend any meeting or conference, or engage in any communication, with any Governmental Authority or such other Person in respect of the Transactions without offering the other party the possibility to participate, attend or engage in such meetings, conferences or communications, and, in the event one party is prohibited from, or unable to participate, attend or engage in, any such meeting, conference or substantive communication, keep such party apprised with respect thereto. To the extent not prohibited by applicable Law or by the applicable Governmental Authority, each party shall furnish to the other copies of all filings, submissions, correspondence and communications between it and its Subsidiaries and their respective Representatives, on the one hand, and any Governmental Authority or members of any Governmental Authority’s staff (or any other Person in connection with any Action initiated by a private party), on the other hand, with respect to the Transactions. Each party may, as it deems advisable and necessary, reasonably designate material provided to the other party as Outside Counsel Only Material, and also may reasonably redact the material as necessary to (A) remove personally sensitive information, (B) remove references concerning the valuation of the Company and its Subsidiaries or Parent and its Subsidiaries conducted in connection with the approval and adoption of this Agreement and the negotiations and investigations leading thereto, (C) comply with contractual arrangements, (D) prevent the loss of a legal privilege or (E) comply with applicable Law (the “Outside Counsel Only Material”).

(c)            Notwithstanding anything to the contrary herein, without the prior consent of Parent, the Company and its Subsidiaries shall not undertake, or agree with or propose to any Governmental Authority or third party to undertake, any actions to obtain any consents, approvals, permits, waiting period expirations or authorizations of any Governmental Authority or non-governmental third party in connection with the Merger or the other Transactions.

6.04            Merger Proposal; Certificate of Merger.

(a)            Without limiting the generality of the foregoing Section 6.03, subject to the ICL and the regulations promulgated thereunder, as soon as reasonably practicable following the date of this Agreement, the Company and Merger Sub shall take the following actions within the timeframes set forth in this Section 6.04(a); provided, however, that any such actions or the time frame for taking such action shall be subject to any amendment in the applicable provisions of the ICL and the regulations promulgated thereunder (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 6.04(a) accordingly): (i) as promptly as practicable following the date hereof, cause a merger proposal (in the Hebrew language) in a form reasonably acceptable to the parties hereto (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL, (ii) deliver the Merger Proposal to the Companies Registrar within three (3) days from the calling of the Company Shareholder Meeting, (iii) cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar, (iv) (A) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered office or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (x) two (2) daily Hebrew newspapers that are widely distributed in Israel, on the day that the Merger Proposal is submitted to the Companies Registrar and (y) in a widely distributed popular newspaper outside of Israel as may be required by applicable Law, within three (3) business days from the date of submitting the Merger Proposal to the Companies Registrar; (B) within four (4) business days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (A); and (C) as may be required by applicable Law, send to the Company’s and Merger Sub’s “employees committee” (Va’ad Ovdim), if any, or display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (A) of this Section 6.04(a) no later than three (3) business days following the day on which the Merger Proposal was submitted to the Companies Registrar, (v) promptly after the Company and Merger Sub, as applicable, shall have complied with the preceding clauses (iii) and (iv) of this Section 6.04(a), but in any event no more than three (3) days following the date on which such notice was sent to the creditors, inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors under Section 318 of the ICL (and regulations promulgated thereunder), (vi) not later than three (3) days after the date on which the Company Shareholder Approval is received, inform (in accordance with Section 317(b) of ICL and the regulations thereunder) the Companies Registrar of such approval, and (vii) in accordance with the customary practice of the Companies Registrar, (A) as promptly as practicable after the determination of the date on which the Closing is expected to take place in accordance with Sections 2.03 and 2.04, in coordination with each other, deliver the Final Affidavit to the Companies Registrar, and (B) on the Closing Date, deliver the Final Confirmation to the Companies Registrar. For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date. For purposes of this Section 6.04(a), “business day” shall have the meaning set forth in the Merger Regulations 5760-2000 promulgated under the ICL.

(b)            Promptly following the date hereof, the sole shareholder of Merger Sub shall approve this Agreement, the Merger and the other Transactions. No later than three (3) days after the date of such approval, Merger Sub shall (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of such approval.

6.05            No Solicitation.

(a)            From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 8.01, except as provided in this Section 6.05, (i) the Company shall, and shall cause its Subsidiaries and Representatives to, immediately cease all discussions, negotiations and communications with any Persons with respect to any Company Acquisition Proposal, (ii) the Company shall not, and shall cause its Subsidiaries and Representatives not to, directly or indirectly, (A) initiate, seek, solicit, facilitate or encourage (including by way of furnishing any information) the making or submission of a Company Acquisition Proposal, (B) enter into or engage in any negotiations or discussions with, or provide any information to, or afford access to the business, properties, assets, books, records or personnel of the Company or any of its Subsidiaries to, any Person (other than Parent or any of its Representatives) relating to or for the purpose of encouraging or facilitating any Company Acquisition Proposal (other than to state that the terms of this Agreement prohibit such discussions) or (C) grant any waiver or release under any standstill or similar agreement (except that if the Company Board determines in good faith that the failure to grant any waiver or release would be inconsistent with its fiduciary duties under Israeli Law, the Company may waive any such standstill provision in order to permit a third party to make and pursue a Company Acquisition Proposal), (iii) the Company shall not provide any third party and shall, immediately following the execution of this Agreement, terminate access of any Person who has access to any data room (virtual or actual), other than Parent or any of its Representatives and (iv) within one (1) day of the date of this Agreement, the Company shall demand the return or destruction of all confidential, non-public information and materials that have been provided to Persons that have entered into confidentiality agreements relating to a possible Company Acquisition Proposal with the Company or any of its Subsidiaries.

(b)            Notwithstanding Section 6.05(a), at any time prior to obtaining the Company Shareholder Approval (and in no event after receipt of the Company Shareholder Approval), if the Company receives a bona fide Company Acquisition Proposal from a third party made after the date of this Agreement that did not result from a breach of Section 6.05(a), then the Company may (i) contact the Person or any of its Representatives who has made such Company Acquisition Proposal solely to clarify the terms of such Company Acquisition Proposal so that the Company Board (or any committee thereof) may inform itself about such Company Acquisition Proposal, (ii) afford access to or furnish information concerning itself and its business, properties or assets or provide access to a data room (virtual or actual) to such Person or any of its Representatives pursuant to a confidentiality agreement (which the Company and its Representatives shall be permitted to negotiate) with terms that are not less favorable to the Company than those contained in the Confidentiality Agreement and (iii) negotiate and participate in discussions with such Person or any of its Representatives concerning such Company Acquisition Proposal, in the case of clauses (ii) and (iii), if the Company Board determines in good faith, after consultation with its outside financial advisor and outside legal counsel, that such Company Acquisition Proposal constitutes or is reasonably likely to constitute or result in a Company Superior Proposal. The Company shall (A) promptly (and in any case within twenty-four (24) hours) provide Parent notice (1) of the receipt by the Company (or any of its Representatives) of any Company Acquisition Proposal, which notice shall include a complete, unredacted copy of all written proposals, draft agreements relating to, and/or other written materials that describe any such Company Acquisition Proposal, and (2) of any inquiries, proposals or offers by third parties received by, any requests by third parties for nonpublic information from, or any discussions or negotiations initiated or continued (or sought to be initiated or continued) by third parties with, the Company or any of its Representatives concerning a Company Acquisition Proposal, and disclose the material terms of such offer, proposal or request, (B) make available to Parent, substantially concurrently with the time it is provided or made available to such party, all information, including copies of all material written materials, made available by the Company to such party but not previously made available to Parent (and written summaries of any such information provided orally) and (C) keep Parent informed on a reasonably prompt basis (and in any event no later than twenty-four (24) hours) of the status and material events (including any amendments and proposed amendments to any terms) regarding any such Company Acquisition Proposal or other inquiry, offer, proposal or request, providing to Parent unredacted copies of any additional or revised written proposals or draft agreements relating to such Company Acquisition Proposal or other inquiry, offer, proposal or request. The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person that prohibits the Company from providing any information to Parent in accordance with this Section 6.05.

(c)            Except as permitted by this Section 6.05, the Company Board shall not (i) withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, the Company Board Recommendation, in each case in a manner adverse to Parent or Merger Sub, (ii) fail to include the Company Board Recommendation in the Shareholder Meeting Notice, (iii) publicly recommend or declare advisable any Company Acquisition Proposal, or (iv) adopt, authorize or approve any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement providing for any Company Acquisition Proposal (other than a confidentiality agreement permitted by Section 6.05(b)) (any action described in the foregoing clauses (i) through (iv) of this sentence being referred to as a “Company Adverse Recommendation Change”).

(d)            Notwithstanding anything in this Agreement to the contrary, if, at any time prior to the receipt of the Company Shareholder Approval (and in no event after receipt of the Company Shareholder Approval), the Company Board receives a Company Acquisition Proposal that did not result from a breach of Section 6.05(a) and that the Company Board determines in good faith, after consultation with its outside financial advisor and outside legal counsel, constitutes a Company Superior Proposal, the Company Board may (i) effect a Company Adverse Recommendation Change or (ii) cause the Company to terminate this Agreement pursuant to Section 8.01(d)(ii) in order to enter into a definitive agreement providing for such Company Superior Proposal if, in each case, (A) the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Israeli Law, (B) the Company has notified Parent in writing at least four (4) Business Days before taking such action that it intends to effect a Company Adverse Recommendation Change pursuant to this Section 6.05(d) or terminate this Agreement pursuant to Section 8.01(d)(ii), (C) the Company’s notice delivered pursuant to the foregoing clause (B) attaches the proposed definitive agreement or the most current version of any proposed agreement between the Company and the Person making such Company Superior Proposal, if any, or a reasonably detailed summary of all material terms of such Company Superior Proposal and the identity of the offeror, if no such agreement exists, (D) for a period of four (4) Business Days following the notice delivered pursuant to clause (B) of this Section 6.05(d), the Company and the Company’s relevant Representatives shall have discussed and negotiated in good faith (to the extent Parent desires to negotiate) with Parent and Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement in response to such Company Superior Proposal, and (E) no earlier than the end of such four-(4)-Business Day period, the Company Board shall have determined in good faith, after consultation with its outside financial advisor and outside legal counsel, and after taking into account any proposal by Parent to amend or modify the terms of this Agreement irrevocably offered by Parent in writing, that the Company Acquisition Proposal that is the subject of the notice described in clause (B) above still constitutes a Company Superior Proposal (it being understood and agreed that in the event of any amendment to the financial terms or other material terms of any such Company Superior Proposal, a new written notification from the Company consistent with that described clause (B) of this Section 6.05(d) shall be required and a new notice period under clause (B) of this Section 6.05(d) shall commence, during which notice period the Company shall be required to comply with the requirements of this Section 6.05(d) anew, except that such new notice period shall be for two (2) Business Days (as opposed to four (4) Business Days)).

(e)            Nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) disclosing to its shareholders a position or opinion contemplated by Section 329 of the ICL or issuing a “stop, look and listen” or similar statement to its shareholders or (ii) making any disclosure to its shareholders if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure of the Company Board to make such disclosure would be inconsistent with its fiduciary duties under Israeli Law or would reasonably likely conflict with or violate any applicable Law or the rules or requirements of the TASE; provided, however, that (A) in no event shall this Section 6.05(e) affect or modify the definition of Company Adverse Recommendation Change and (B) any such disclosure (other than issuance by the Company of a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or by the ICL) that addresses or relates to the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or a Company Acquisition Proposal shall be deemed to be a Company Adverse Recommendation Change unless the Company Board in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed.

(f)            References in this Section 6.05 to the Company Board shall include any committee thereof.

6.06             Stock Exchange Listing. Promptly following the date of this Agreement, Parent shall take those actions reasonably necessary in order to list the shares of Parent Common Stock on the TASE immediately prior to the Effective Time, and shall use its reasonable best efforts to obtain, prior to the Closing Date, the agreement of the TASE to list such shares of Parent Common Stock to be issued in connection with the Merger on the TASE.

6.07            No Parent Common Stock Transactions. From and after the date of this Agreement until the Effective Time, except as otherwise contemplated by this Agreement, no Company Entity shall engage in any transactions involving the securities of Parent without the prior written consent of Parent. The Company shall use reasonable best efforts to require each Company Shareholder and Interested Party of the Company to comply with the foregoing sentence.

6.08            Public Announcements. Except as otherwise provided herein, the timing and content of all public announcements regarding any aspect of this Agreement, the Merger and the other Transactions, whether to the financial community, Governmental Authorities, the general public or otherwise shall be mutually agreed upon in advance by the Company and Parent; provided, however, that each party hereto may make any such announcement which, based on advice of counsel, is required by applicable Law. Notwithstanding the foregoing, each party hereto shall use its reasonable best efforts to consult with the other parties hereto prior to any such public announcement, and provide each other the reasonable opportunity (and, to the extent reasonably practicable, at least twenty-four (24) hours) to review and comment upon, any such public announcement primarily relating to this Agreement or the Transactions, and shall in any event promptly provide the other parties hereto with copies of any such public announcement. This Section 6.08 shall not apply to communications by any party hereto to its directors, officers, employees, counsel, accountants or other advisors or, if the substance of such communication would not reasonably be expected to require Parent to file a Form 8-K and/or make a disclosure under Regulation FD promulgated under the Exchange Act, to employees.

6.09            Registration Statement.

(a)            As promptly as reasonably practicable after the date of this Agreement, but, to the extent any financial statements of the Company are required to be included therein, no earlier than the date that the Company has provided such requisite financial statements in a form necessary to be included therein, Parent shall prepare and file with the SEC, with the cooperation of the Company and its representatives, a registration statement on Form S-4 (as such filing is amended or supplemented, the “Registration Statement”), for the purposes of registering under the Securities Act the Merger Consideration (the “Registration Shares”). Each of Parent and the Company shall use its reasonable best efforts to cause the Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective and updated as long as is necessary to consummate the Transactions. As promptly as reasonably practicable after the execution of this Agreement, Parent shall prepare and file any other filings required under the Exchange Act, the Securities Act or any other Laws relating to the Transactions (collectively, the “Other Filings”). Parent shall notify the Company promptly upon the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other Governmental Authority for amendments or supplements to the Registration Statement. As promptly as practicable after receipt thereof, unless otherwise prohibited by law, Parent shall provide the Company and its counsel with copies of all written correspondence between Parent or any of its representatives, on the one hand, and the SEC, or its staff or other government officials, on the other hand, with respect to the Registration Statement or any Other Filing. Parent shall permit the Company and its counsel to review the Registration Statement, and any exhibits, amendments or supplements thereto, as well as any Other Filings, and shall consult with the Company and its advisors concerning any comments from the SEC with respect thereto; provided, further that Parent shall reasonably consider and take into account the reasonable suggestions, comments or opinions of the Company and its advisors, and shall not file the Registration Statement, or any exhibits, amendments or supplements thereto or any response letters to any comments from the SEC without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that Parent shall be permitted to make such filing or response in the absence of such consent if the basis of the Company’s failure to consent is the Company’s unwillingness to permit the inclusion in such filing or response of information that, based on the advice of outside counsel to Parent, is required by the SEC and United States securities Laws to be included therein. Whenever any event occurs which would reasonably be expected to result in the Registration Statement containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, Parent or the Company, as the case may be, shall promptly inform the other party hereto of such occurrence and cooperate in filing with the SEC or its staff or any other government officials an amendment or supplement to the Registration Statement. Notwithstanding the foregoing, nothing herein shall prevent or prohibit Parent from making any filings with or submissions to the SEC which the Parent reasonably believes to be required by applicable law, rule or regulation.

(b)            The Company shall provide Parent, as promptly as reasonably practicable, all of the information concerning the Company and its business reasonably requested by Parent or otherwise required by the rules and regulations of the SEC to be included in the Registration Statement and the Other Filings or necessary for the information concerning the Company in the Registration Statement and the Other Filings to comply with all applicable provisions of and rules under the Securities Act, the Exchange Act and the Delaware General Corporation Law, including without limitation, to the extent required to be included therein, any audited or unaudited financial statements of any Company Entity required to be included in the Registration Statement by the rules and regulations of the SEC in the form contemplated by the rules and regulations of the SEC. To the extent pro forma financial statements are required to be included in the Registration Statement and Other Filings, the Company shall cooperate with Parent in connection with the preparation of such pro forma financial statements. To the extent the Company’s audited financial statements are required to be included in the Registration Statement, the Company shall use its commercially reasonable efforts (including delivery of any required representation letters) to cause the auditor of such financial statements to provide all “consents” required by the rules and regulations of the SEC to be included in the Registration Statement and any Other Filings. The Company agrees to furnish to Parent all information concerning itself, its Subsidiaries, and its and their respective officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Registration Statement, the Other Filings or any other statement, filing, notice or application made by or on behalf of the Company to any regulatory authority (including Nasdaq) in connection with the Transactions, including the Transaction Form 8-K to be filed by Parent after the Closing. Without limiting the foregoing, (i) to the extent the Company’s audited financial statements are required to be included in the Registration Statement or any Other Filings, the Company shall provide such audited financial statements as promptly as practicable, together with the auditor’s report thereon, which shall have been audited by the Company’s auditors in accordance with applicable accounting guidelines and shall comply in all material respects with all applicable requirements of the Securities Act, Exchange Act and Regulation S-X and shall be in an appropriate form for inclusion in the Registration Statement, (ii) to the extent the Company’s unaudited financial statements are required to be included in the Registration Statement or any Other Filings, the Company shall provide such unaudited financial statements as promptly as practicable, which shall have been reviewed by the Company’s auditors in accordance with applicable accounting guidelines and shall comply in all material respects with all applicable requirements of the Securities Act, Exchange Act and Regulation S-X and shall be in an appropriate form for inclusion in the Registration Statement and (iii) to the extent the Company’s audited or unaudited financial statements which are required to be included in the Registration Statement go “stale” in accordance with the rules and regulations of the SEC, the Company shall provide updated audited or unaudited financial statements, as applicable, in accordance with the requirements of (i) and (ii) above. The information relating to the Company furnished by or on behalf of the Company for inclusion in the Registration Statement will not, as of the time it is furnished to Parent, and as of the date of effectiveness of the Registration Statement, contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading. Without limiting the foregoing, Parent shall use reasonable best efforts to ensure that the Registration Statement does not, as of the date of effectiveness of the Registration Statement, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided that Parent shall not be responsible for the accuracy or completeness of any information relating to the Company or any other information furnished in writing by the Company for inclusion in the Registration Statement).

(c)            The Company shall cooperate with Parent and provide all information concerning itself, its Subsidiaries, and its and their respective officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested by Parent or otherwise required by the rules and regulations of the SEC (including financial information and financial statements) in connection with any registration statement filed by the Company with the SEC following the date of this Agreement. The Company shall use its commercially reasonable efforts (including delivery of any required representation letters) to cause the auditor of the Company Financial Statements to provide all “consents” required by the rules and regulations of the SEC to be included in such registration statement.

(d)            As promptly as reasonably practicable after the execution of this Agreement, the Company (with Parent’s reasonable cooperation) shall prepare the Shareholder Meeting Notice. The Company shall use its reasonable best efforts to cause the Shareholder Meeting Notice to comply with applicable Law. No filing of, or amendment or supplement to, the Shareholder Meeting Notice will be made by the Company without providing the Parent with a reasonable opportunity to review and comment thereon (which comments shall be considered in good faith). The Company shall notify the Parent promptly of the receipt of any comments from the ISA or TASE or the staff of the ISA or TASE and of any request by the ISA or TASE or the staff of the ISA or TASE for amendments or supplements to the Shareholder Meeting Notice or for additional information and shall supply the Parent with copies of all correspondence between the Company and any of its representatives, on the one hand, and the ISA or TASE or their respective staff, as applicable, on the other hand, (or detailed summaries of oral communications, as the case may be) with respect to the Shareholder Meeting Notice or the Merger or the Company Shareholder Meeting.

(e)            Subject to the earlier termination of this Agreement in accordance with Section 8.01, the Company shall, as soon as reasonably practicable, and in any event within two (2) Business Days, following the effectiveness of the Registration Statement, publish the Shareholder Meeting Notice and set a record date for, duly call, give notice of, convene and hold a special meeting of the Company Shareholders (together with any adjournment or postponement thereof, the “Company Shareholder Meeting”) for the purpose of seeking the Company Shareholder Approval, and shall submit such proposal to such holders at the Company Shareholder Meeting and shall not submit any other proposal to such holders in connection with the Company Shareholder Meeting without the prior written consent of Parent, other than a customary proposal regarding adjournment of the Company Shareholder Meeting. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not adjourn or postpone the Company Shareholder Meeting without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed); provided that, without Parent’s prior written consent, the Company may adjourn or postpone the Company Shareholder Meeting (A) after consultation with Parent, to the extent necessary to ensure that any supplement or amendment to the Shareholder Meeting Notice is published within a reasonable amount of time in advance of the Company Shareholder Meeting or (B) to a date that is in the aggregate not more than thirty (30) days following the originally scheduled date (or the date rescheduled pursuant to clause (A) hereof) if there are not sufficient affirmative votes in person or by proxy at such meeting to constitute a quorum at the Company Shareholder Meeting or to obtain the Company Shareholder Approval, to allow reasonable additional time for solicitation of votes or proxies for purposes of obtaining a quorum or the Company Shareholder Approval. If the Company Board has not made a Company Adverse Recommendation Change in accordance with Section 6.05, the Company shall, through the Company Board, make the Company Board Recommendation, include such Company Board Recommendation in the Shareholder Meeting Notice, and use its reasonable best efforts to (1) solicit from its shareholders votes or proxies in favor of the approval of this Agreement and the Merger in accordance with Israeli Law and (2) otherwise seek to obtain the Company Shareholder Approval at the Company Shareholder Meeting. Notwithstanding any Company Adverse Recommendation Change, unless this Agreement is terminated in accordance with Section 8.01, the obligations of the parties hereunder shall continue in full force and effect. For the avoidance of doubt, unless this Agreement is terminated in accordance with Section 8.01, neither the commencement, public proposal, public disclosure or communication to the Company of any Company Acquisition Proposal (whether or not a Company Superior Proposal) nor the making of any Company Adverse Recommendation Change shall obviate or otherwise affect the obligation of the Company to set a record date for, duly call, give notice of, convene and hold a special meeting of the Company’s shareholders in accordance with this Section 6.09(e).

6.10            Form 8-K Filings. Parent and Company shall cooperate in good faith with respect to the preparation of, and as promptly as practicable after the execution of this Agreement, Parent shall file with the SEC, a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement; provided that Parent shall accept reasonable comments of the Company to such Form 8-K prior to filing. Parent and Company shall cooperate in good faith with respect to the preparation of, and prior to the Closing, Parent shall prepare and use reasonable best efforts to provide to the Company for review at least two (2) Business Days prior to the Closing, a draft Form 8-K announcing the Closing, together with, or incorporating by reference, to the extent required by the rules and regulations of the SEC, the required pro forma financial statements and the historical financial statements prepared by the Company and its accountant (“Transaction Form 8-K”). Prior to Closing, Parent and Company shall prepare the press release announcing the consummation of the Transactions (“Press Release”). Promptly following the Closing, Parent shall file the Transaction Form 8-K with the SEC and distribute the Press Release; provided that Parent shall accept reasonable comments of Company to the Transaction Form 8-K prior to filing. Notwithstanding the foregoing, nothing herein shall prevent or prohibit Parent from making any filings with or submissions to the SEC which the Parent reasonably believes to be required by applicable Law, rule or regulation.

6.11            Director and Officer Indemnification.

(a)            For a period of seven (7) years following the Effective Time, the Surviving Company shall not take any action to waive, eliminate or amend in an adverse manner to Company Indemnified Persons any rights to indemnification, advancement of expenses, and limitation of liability in favor of any individual who, at or prior to the Effective Time, was a director, officer, employee or agent of the Company (collectively, with such individual’s heirs, executors or administrators, the “Company Indemnified Persons”) as provided in the Company Organizational Documents or any indemnification Contract between such Person and the Company (in each case, as in effect on, and, in the case of any indemnification Contracts, to the extent made available to Parent prior to, the date of this Agreement).

(b)            Prior to the Closing, the Company shall, in consultation with Parent, obtain a “tail” officers’ and directors’ liability insurance policy with a claims period of seven (7) years from the Effective Time with at least the same coverage and amount and containing terms and conditions that are, in the aggregate, not less advantageous to the directors and officers of the Company as the Company’s existing policies with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the Transactions) (the “Company D&O Tail Policy”). In no event shall Parent or the Surviving Company be required to pay an annual premium for such insurance in excess of 310% of the aggregate annual premium payable by the Company for such insurance in effect at the Closing.

(c)            This Section 6.11 shall survive the consummation of the Merger and is intended to benefit, and shall be enforceable by, each Company Indemnified Person, and their respective successors, heirs and representatives.

6.12            Termination of Company 401(k) Plan. If requested by Parent in writing at least five (5) Business Days prior to the Closing Date, the Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day prior to the Closing Date, any Company Benefit Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a “Company 401(k) Plan”). If the Company is required to terminate any Company 401(k) Plan, then the Company shall provide to Parent prior to the Closing Date written evidence of the adoption by the Company Board of resolutions authorizing the termination of such Company 401(k) Plan (the form and substance of which shall be subject to the prior review and comment of Parent, which comments shall be considered in good faith), effective no later than the day prior to the Effective Time. The Company shall also consider in good faith taking such other actions in furtherance of terminating such Company 401(k) Plan as Parent may reasonably request.

6.13            Employee Communications. Prior to the Effective Time, none of the Company Entities shall communicate with any employees of any Company Entity or Parent or any of their respective Affiliates regarding post-Closing employment matters, including post-Closing employee benefits and compensation or other compensation or benefits matters related to or impacted by the Merger (whether alone or in combination with additional events), without the prior written approval of Parent, which shall not be unreasonably withheld. Prior to the Effective Time, neither Parent nor any of its Affiliates shall communicate with any employees of any Company Entity or Parent or any of their respective Affiliates regarding post-Closing employment matters, including post-Closing employee benefits and compensation or other compensation or benefits matters related to or impacted by the Merger (whether alone or in combination with additional events), without the prior written approval of the Company, which shall not be unreasonably withheld.

6.14            Parent Public Filings; Parent Nasdaq Listing.

(a)            From the date hereof through the Closing, Parent will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

(b)            From the date hereof through the Closing, Parent shall use reasonable best efforts to ensure Parent remains listed as a public company on, and for shares of Parent Common Stock to be listed on, Nasdaq.

(c)            Parent shall use reasonable best efforts to cause the Parent Common Stock to be issued in connection with the Transactions to be listed on Nasdaq. The Company shall cooperate in connection with the preparation of all documentation to be submitted to Nasdaq with respect to the listing of the Parent Common Stock and shall provide any information regarding the Company, its business and its directors and officers required or requested by Nasdaq.

6.15            Section 16 Matters. Prior to the Closing, the Parent Board, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Parent Common Stock pursuant to this Agreement and the other agreements contemplated hereby, by any person owning securities of the Company who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of the Parent following the Closing (or who may be deemed to become a director of Parent by deputization) shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

6.16            Tax Matters.

(a)            103 Tax Ruling. Promptly following the execution of this Agreement, the Company shall instruct its legal counsels, advisors and accountants to prepare and file with the ITA, in full coordination with Parent and Parent’s Israeli counsel and tax advisors, an application for a tax ruling confirming the Merger under this Agreement, for Israeli tax purposes, as a tax free merger pursuant to Section 103(20) of the Ordinance, subject to statutory or customary conditions regularly associated with such a ruling to be included within the ruling (the “103 Tax Ruling”). Notwithstanding anything in this Agreement to the contrary, the right of the Company to obtain the 103 Tax Ruling shall be conditioned on each of the following: (i) neither Parent nor Parent’s stockholders, nor any of their respective Affiliates or Representatives, shall be obligated to propose, negotiate, commit to or enter into any Contract, consent or approval required or requested by any Governmental Authority or other Person in connection with obtaining the 103 Tax Ruling; and (ii) Parent and each holder of 5% or more of the issued and outstanding shares of Parent Common Stock shall receive from each holder of 5% or more of the issued and outstanding Company Shares a written undertaking, in form and substance satisfactory to Parent, not to sue for any Liabilities arising in connection with the 103 Tax Ruling (including from a breach by such Person of a condition of the 103 Tax Ruling). Subject to the terms and conditions hereof, the Company will use best efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the 103 Tax Ruling, as promptly as practicable. If, within two months following the Signing Date, the Company has not received assurances from the ITA, reasonably satisfactory to Parent, that the ITA will grant the 103 Ruling on the terms contemplated above, the Company shall instead pursue the Interim 104 Ruling as promptly as practicable.

(b)            104 Tax Ruling. Any holder of Company Shares to be issued Parent Common Stock pursuant to this Agreement (or the Company on their behalf) may prepare and file with the ITA an application for a ruling (or a104 Interim Ruling) permitting such holder to elect to become a party to a tax ruling (each, an “Electing Seller”) to defer any applicable Israeli Tax with respect to any consideration in the form of Parent Common Stock that such Electing Seller will receive pursuant to this Agreement until the sale, transfer or other conveyance for cash of such Parent Common Stock by such Electing Seller or such other date set forth in Section 104 of the Ordinance (the “104 Tax Ruling” and, together with the 103 Tax Ruling, the “Tax Rulings”). Parent will reasonably cooperate with the Company, the Electing Sellers and their Israeli counsel with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the 104 Tax Ruling, provided, that the 104 Tax Ruling will not impose any restrictions or obligations on Parent, its Affiliates or the Company. Subject to the terms and conditions hereof, the Company will use best efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the 104 Tax Ruling, as promptly as practicable.

(c)            Each party shall promptly furnish to the other parties such necessary information and reasonable assistance as the other may request in connection with obtaining the Tax Rulings, provided, that no party shall independently apply to, approach or conduct any discussions with the ITA with respect to such matters, unless coordinated in advance and in agreement with the other Party and its advisors.

(d)            For the avoidance of doubt, neither the Company nor the Electing Sellers, including their legal advisors, shall make any application to, or any material communication with, the ITA with respect to any matter relating to the Tax Rulings without first consulting with Parent and granting Parent and its advisors the opportunity to review, comment and approve the draft application prior to its submission to the ITA and review and comment on any related material communications, and the Company (including on behalf of the Electing Sellers) and its legal counsels will inform Parent and its advisors of the substance of any discussions and meetings relating thereto. Notwithstanding anything to the contrary set forth in this Section 6.16, the Company shall not withdraw any application filed by the Company with respect to the Tax Rulings, without the prior consent of Parent (not to be unreasonably withheld, conditioned or delayed).

6.17            Takeover Statute. If any state takeover Law or similar applicable Law may become, or may purport to be, applicable to this Agreement, the Merger or any of the other Transactions, each of the Company and Parent shall grant such approvals and take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

6.18            Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts, in accordance with applicable rules and policies of the TASE, to facilitate the commencement of the delisting of the Company and of the Company Shares from the TASE, in each case as promptly as practicable after the Effective Time.

6.19            Transaction Litigation. Each of the Company and Parent shall give the other notice, as soon as reasonably practicable under the circumstances, of any shareholder Action brought by any shareholder of the Company or Parent, as applicable, against the Company, Parent or Merger Sub as applicable, or their respective directors or executive officers in connection with the Merger or the other Transactions. Subject to entry by the Company and Parent into a customary joint defense agreement with one another, the Company and Parent shall have the right to participate in the defense of any such Action. The Company shall not settle or offer to settle any such Action without the prior written consent Parent, such consent not to be unreasonably withheld, conditioned or delayed. Parent shall not settle or offer to settle any such Action without the prior written consent the Company, if such settlement would reasonably be expected to prevent or materially delay the consummation of any of the Merger or the other Transactions.

6.20            Resignations. Prior to the Effective Time, upon Parent’s written request, the Company shall cause any director of the Company to execute and deliver to the Company a letter effectuating his or her resignation as a director, officer and member of any committee or similar position of the Company and each other Company Entity effective as of the Effective Time.

6.21            Notification of Certain Matters. Subject to applicable Law, each of the Company and Parent shall give prompt notice to the other of (a) the occurrence or non-occurrence of any event that has resulted or would reasonably be expected to result in any condition set forth in Sections 7.01 or 7.02 (in the case of the Company) and Sections 7.01 or 7.03 (in the case of Parent) not being satisfied, and (b) any notice or other communication received from any Governmental Authority in connection with this Agreement, the Merger or the other Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other Transactions, if the subject matter of such notice or other communication or the failure of such party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Company or Parent. Notwithstanding anything in this Agreement to the contrary, (A) no such notification shall, in and of itself, affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties hereunder and (B) failure to provide such notification under this Section 6.21 shall not, in and of itself, be deemed to implicate any of the conditions to the Closing under this Agreement.

6.22            IIA Matters. Each of the Company and Parent shall use its reasonable best efforts to obtain as promptly as practicable the IIA Approval. Parent shall execute and deliver to the IIA an undertaking in customary form to comply with the provisions of the R&D Law.

6.23            Post-Closing Cooperation; Further Assurances. Following the Closing, each party shall, on the request of any other party, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement and the Transactions.

Article VII
CONDITIONS TO OBLIGATIONS

7.01            Conditions to Obligations of All Parties. The obligations of the parties hereto to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties:

(a)            No Prohibition. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the Transactions illegal, otherwise restraining or prohibiting consummation of the Transactions or causing any of the Transactions to be rescinded following completion thereof, and no Law shall have been enacted, issued, promulgated, enforced or entered by any Governmental Authority that, in any case, prohibits or makes illegal the Transactions.

(b)            Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(c)            Registration Statement. The Registration Statement (i) shall have become effective, no stop-order suspending effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC, and (ii) shall have been issued a permit by the ISA to be published and no withdrawal of such permit shall be in effect and no proceedings for that purpose shall be pending before or threatened by the ISA.

(d)            Nasdaq. The Parent Common Stock to be issued in connection with the Transactions shall have been approved for listing on Nasdaq, subject only to official notice of issuance thereof.

(e)            Merger Waiting Periods. Fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and thirty (30) days shall have elapsed after the approval of the Merger by the shareholders of each of the Company and at the Company Shareholder Meeting and the sole shareholder of Merger Sub (together, the “Merger Waiting Periods”).

(f)            Tax Ruling. A Tax Ruling shall have been issued and in full force and effect.

7.02            Additional Conditions to Obligations of Parent. The obligations of Parent and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived (if legally permitted) in writing by Parent:

(a)            Representations and Warranties. (A) Each of the representations and warranties set forth in Section 4.01 (Organization and Qualifications; Subsidiaries), Section 4.03 (Due Authorization), Section 4.05 (Capitalization), Section 4.06(b) (Financial Statements), and Section 4.16 (Brokers’ Fees) shall be true and correct in all respects except for de minimis inaccuracies, in each case as of the Closing Date with the same effect as though made at and as of such date (except to the extent that such representations address matters only as of a specified date, the accuracy of which shall be determined as of such specified date), and (B) each of the other representations and warranties set forth in Article IV (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Company Material Adverse Effect” or words of similar import or effect set forth therein, except the reference to Company Material Adverse Effect in Section 4.19 (Absence of Changes) and the word “Material” in any references to “Company Material Contracts”) shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of the specified date), except where the failure of such representations and warranties to be true and correct would not have (and would not reasonably be expected to have), individually or in the aggregate, a Company Material Adverse Effect.

(b)            Agreements and Covenants. Each of the covenants of the Company to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c)            Officer’s Certificate. The Company shall have delivered to Parent a certificate signed by an officer of the Company, dated the Closing Date, certifying that the conditions specified in Sections 7.02(a) and Section 7.02(b) have been satisfied.

(d)            FIRPTA Certificate. The Company shall have delivered to Parent a certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

(e)            Lender Agreements. (i) The Parent Lender Consent and the Bank Mizrahi Consent shall be in full force and effect at, from and after the Closing, in each case, without any amendments having been made (other than with Parent’s prior written consent), and (ii) all documents and agreements required to be entered into or delivered under or in connection with the Parent Lender Consent and the Bank Mizrahi Consent (including, for the avoidance of doubt, a guarantee agreement and subordination agreement) (collectively, the “Lender Agreements”), (A) shall be in form and substance reasonably satisfactory to Parent, (B) shall have been entered into, (C) shall be in full force and effect at, from and after the Closing, and (D) all conditions thereunder shall have been satisfied.

(f)            No Default Under Certain Contracts. No default shall have occurred and be continuing under (i) any Contract between the Parent, on one hand, and any Parent Lender, on the other hand, or (ii) any Contract between the Company, on one hand, and Bank Mizrahi, on the other hand.

(g)            Minimum Cash. The Company shall have an aggregate cash balance of at least $400,000 on the Closing Date; provided, that, subject to the Company’s compliance with its obligations under the Technology Collaboration Agreement and Distribution Agreement, Parent shall have paid any amounts due and payable by Parent under the Technology Collaboration Agreement and Distribution Agreement.

(h)            Dual-Listing. The Parent Common Stock to be issued in connection with the Transactions shall have been approved for listing on the TASE pursuant to Chapter E’5 of the Israeli Securities Law and ISA and TASE dual listing rules.

(i)            Lock-Up Agreements. Each of the Lock-Up Agreements shall be in full force and effect at, from and after the Closing.

(j)            IIA Matters. The IIA Approval shall have been obtained.

7.03            Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived (if legally permitted) in writing by the Company:

(a)            Representations and Warranties. Each of the representations and warranties set forth in Section 5.01 (Organization and Qualifications; Subsidiaries), Section 5.03 (Due Authorization), Section 4.05 (Capitalization) and Section 5.08 (Brokers’ Fees) shall be true and correct in all respects except for de minimis inaccuracies, in each case as of the Closing Date with the same effect as though made at and as of such date (except to the extent that such representations address matters only as of a specified date, the accuracy of which shall be determined as of such specified date), and (ii) each of the other representations and warranties set forth in Article V (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “material adverse effect” or words of similar import or effect set forth therein) shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of the specified date), except where the failure of such representations and warranties to be true and correct would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the other Transactions by Parent or Merger Sub.

(b)            Agreements and Covenants. Each of the covenants of Parent to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c)            Officer’s Certificate. Parent shall have delivered to the Company a certificate signed by an officer of Parent, dated the Closing Date, certifying that the conditions specified in Section 7.03(a) and Section 7.03(b) have been satisfied.

7.04            Frustration of Closing Conditions. No party hereto may rely on the failure of any condition set forth in this Article VII to be satisfied to excuse such party’s obligation to effect the Closing if such failure was caused by such party’s breach of a covenant or agreement of this Agreement by such party.

Article VIII
TERMINATION/EFFECTIVENESS

8.01            Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a)      by mutual written consent of Parent and the Company;

(b)      by either Parent or the Company:

(i)            if the Closing has not occurred on or before 5:00 P.M. Israel Standard Time on September 30, 2023 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(b)(i)shall not be available to any party whose material breach of this Agreement has been the proximate cause of the failure of the Closing to occur on or before the Outside Date;

(ii)            if a Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order which has become final and non-appealable, and which permanently restrains, enjoins or otherwise prohibits the Transactions; provided that the right to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall not be available to a party if a breach by such party of its obligations under this Agreement has proximately caused the issuance of such Governmental Order or the enactment or promulgation of such Law; or

(iii)            if the Company Shareholder Approval shall not have been obtained upon a vote taken thereon at the Company Shareholder Meeting duly convened therefor or at any adjournment or postponement thereof;

(c)            by Parent:

(i)            if neither it nor Merger Sub is in material breach of their obligations under this Agreement and if (A) the Company in breach of any of the representations and warranties of the Company contained herein such that Section 7.02(a) could not be satisfied; or (B) the Company is in breach of any of its covenants or agreements contained in this Agreement such that Section 7.02(b) could not be satisfied), and, with respect to both clause (A) and clause (B), if curable, such breach has not been cured by the earlier of (1) within twenty (20) days after written notice thereof to the Company and (2) the Outside Date;

(ii)            at any time prior to the receipt of the Company Shareholder Approval, if the Company shall have breached Section 6.05; or

(iii)            at any time prior to the receipt of the Company Shareholder Approval, if (A) the Company Board shall have made a Company Adverse Recommendation Change or (B) at any time after a Company Acquisition Proposal is publicly announced or becomes generally known to the public, the Company shall have failed to publicly reaffirm the Company Board Recommendation within ten (10) Business Days after receipt of a written request from Parent to do so; provided that Parent shall not make such request more than one (1) time for any such Company Acquisition Proposal (it being understood and agreed that in the event of any amendment to the financial terms or other material terms of any such Company Superior Proposal that is publicly announced or becomes generally known to the public, Parent shall be entitled to make one (1) additional such request).

(d)            by the Company:

(i)            if the Company is not in material breach of its obligations under this Agreement and if (A) Parent or Merger Sub is in breach of any of the representations and warranties of Parent and Merger Sub contained herein such that Section 7.03(a) could not be satisfied; or (B) Parent or Merger Sub is in breach of any of their covenants or agreements contained in this Agreement such that Section 7.03(b) could not be satisfied, and, with respect to both clause (A) and clause (B), if curable, such breach has not been cured by the earlier of (1) within twenty (20) days after written notice thereof to Parent and (2) the Outside Date;

(ii)            at any time prior to receipt of the Company Shareholder Approval, in order for the Company to enter into a definitive agreement with respect to a Company Superior Proposal as contemplated by Section 6.05(c) if (A) prior to or substantially concurrently with such termination the Company pays the Termination Fee due to Parent in accordance with Section 8.03 and (B) substantially concurrently with such termination, the Company enters into such definitive written agreement for such transaction that constitutes a Company Superior Proposal.

8.02            Effect of Termination. In the event that this Agreement is terminated pursuant to Section 8.01, written notice thereof shall forthwith be given by the terminating party to the other parties, specifying the provisions hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void, and there shall be no liability on the part of any party hereto; provided that no such termination shall relieve any party hereto of any liability or damages resulting from any Willful Breach of its obligations under this Agreement prior to such termination or fraud, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity; and provided, further, that the Confidentiality Agreement, Section 6.08, this Section 8.02, Section 8.03, Section 8.04 and Article IX shall survive any termination of this Agreement. For purposes of this Agreement, “Willful Breach” shall mean with respect to any covenant or agreement set forth in this Agreement, an intentional action or omission by a party hereto that both (a) causes such party to be in material breach of such covenant or agreement and (b) such party knows as the time of such intentional action or omission that such action or omission is, or would reasonably be expected to result in, a material breach of such covenant or agreement.

8.03            Termination Fee.

(a)            Any provision in this Agreement to the contrary notwithstanding, if:

(i)            the Company shall have terminated this Agreement pursuant to Section 8.01(d)(ii);

(ii)            Parent shall have terminated this Agreement pursuant to Sections 8.01(c)(ii) or 8.01(c)(iii); or

(iii)            (A) in the case of a termination pursuant to Section 8.01(b)(iii), a Company Acquisition Proposal is publicly proposed or publicly disclosed after the date of this Agreement and prior to the Company Shareholder Meeting, or in the case of a termination pursuant to Section 8.01(b)(i), a Company Acquisition Proposal has become known to, disclosed or communicated to the Company Board or the Company’s senior management prior to the Outside Date, or in the case of a termination pursuant to or Section 8.01(c)(i), a Company Acquisition Proposal has become known to, disclosed or communicated to the Company Board or the Company’s senior management prior to the date of the breach giving rise to the termination event pursuant to Section 8.01(c)(i), (B) this Agreement is terminated by Parent or the Company pursuant to Section 8.01(b)(i), Section 8.01(b)(iii) or Section 8.01(c)(i) and (C) concurrently with, or within twelve (12) months after, such termination, the Company shall have entered into a definitive agreement for a transaction that constitutes a Company Acquisition Proposal or completed a transaction that constitutes a Company Acquisition Proposal (it being understood that the transaction for a Company Acquisition Proposal under clause (C) need not be with the same counterparty that made the Company Acquisition Proposal under clause (A);

then the Company shall pay, by wire transfer of immediately available funds to an account designated by Parent, the Termination Fee, such payment to be made concurrently with, and as a condition to the effectiveness of, termination in the case of clause (i) above, within three (3) Business Days after such termination in the case of clause (ii) above, or within three (3) Business Days after the last to occur of the events set forth in clause (iii) above; it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(b)            Notwithstanding anything to the contrary set forth in this Agreement, except in the case of fraud or Willful Breach of any covenant or agreement of this Agreement, if Parent receives payment from the Company of the Termination Fee pursuant to Section 8.03, such payment (together with amounts owed, if any, pursuant to Section 8.03(c)) shall constitute the sole and exclusive remedy of Parent and Merger Sub against the Company Related Parties for all losses and damages suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

(c)            Each of the parties hereto acknowledges that (i) the agreements contained in this Section 8.03 are an integral part of the Transactions, (ii) without these agreements, the parties would not enter into this Agreement and (iii) the Termination Fee does not constitute a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. Accordingly, if the Company fails to timely pay the Termination Fee pursuant to this Section 8.03 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the payment of the Termination Fee set forth in this Section 8.03, the Company shall pay Parent its costs and expenses in connection with such suit (including reasonable attorneys’ fees), together with interest on such amount at an annual rate equal to the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

8.04            Waiver. At any time prior to the Closing Date, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Article IX
MISCELLANEOUS

9.01            Survival. The representations, warranties and covenants of the parties hereto contained herein shall not survive the Closing, except for those covenants contained herein that by their explicit terms apply or are to be performed in whole or in part after the Closing. There are no remedies available to the parties hereto with respect to any breach of the representations, warranties, covenants or agreements of the parties to this Agreement after the Closing, except for covenants explicitly to be performed in whole or in part after the Closing. Notwithstanding anything to the contrary elsewhere in this Agreement, no party shall, in any event, be liable to the other party for any consequential, special or punitive damages.

9.02            Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after having been sent by registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other internationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a)          If to Parent or Merger Sub, to:

Molekule Group, Inc.

10455 Riverside Dr.

Palm Beach Gardens, Florida 33410

Attn : Ryan Tyler

E-mail:  ryan.tyler@molekule.com

with copy (which shall not constitute notice) to:

Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue; 31st Floor
New York, NY 10022
Attn: Valerie Ford Jacob; Paul K. Humphreys
E-mail: valerie.jacob@freshfields.com; paul.humphreys@freshfields.com and to:

Goldfarb Seligman & Co.
98 Yigal Alon Street
Tel Aviv, Israel 67891
Attn: Adam Klein; Hod Mimun
Email: adam.klein@goldfarb.com; hod.mimun@goldfarb.com

(b)          If to the Company to:

Aura Smart Air Ltd.

Yigal Alon St 86

Tel Aviv-Yafo, Israel

Attn: Ofer Bluemenfeld

Email: ofer@auraair.io

with copy (which shall not constitute notice) to:

Arnon, Tadmor-Levy

132 Begin Road, Azrieli Center

Tel Aviv, 6702101

Attn: David Schapiro

Email: DavidS@ArnonTL.com

or to such other address or addresses as the parties may from time to time designate in writing.

9.03            Annexes, Exhibits and Schedules. All annexes, exhibits and schedules attached hereto, including the Disclosure Schedules, are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

9.04            Expenses. Except as otherwise provided herein, each party hereto shall pay its own expenses incident to this Agreement and the Transactions.

9.05            Assignment; Successors and Assigns; No Third Party Rights. Except as otherwise provided herein, this Agreement may not, without the prior written consent of the other parties hereto, be assigned by operation of Law or otherwise, and any attempted assignment shall be null and void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, permitted assigns and legal representatives, and nothing herein, express or implied, it intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, that the Company Indemnified Persons who are not otherwise party to this Agreement shall be third party beneficiaries of Section 6.11. Notwithstanding the foregoing, Parent and/or Merger Sub may assign this Agreement without the consent of any Person to any lender (or agent therefor) to Parent or Merger Sub or their Subsidiaries or Affiliates thereof as security for obligations to such lender (or lenders) in respect of any financing agreements or arrangements entered into by Parent, Merger Sub or its Subsidiaries and Affiliates with such lenders or to an acquirer of all or substantially all of the assets or business of Parent or Merger Sub in any form of transaction, which assignment shall not relieve Parent or Merger Sub of its obligations hereunder.

9.06            Governing Law. This Agreement and all Actions (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement hereof, shall be governed by, and construed solely in accordance with, the Laws of the State of Delaware applicable to agreements made and to be performed entirely within such state without regard to the conflicts of law provisions thereof, except that (a) the internal affairs of the corporations party hereto that are organized and existing under the ICL and (b) all other provisions of, or transactions contemplated by, this Agreement that are expressly or otherwise required to be governed by the ICL shall be governed by the ICL. The parties hereto irrevocably and unconditionally submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and, if such court does not have jurisdiction, the any other federal or state court located in Wilmington, Delaware, in any action arising out of or relating to this Agreement. The parties hereto irrevocably agree that the jurisdiction of such courts will be exclusive. Each party hereto hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding arising out of or relating to this Agreement that it is not subject to such jurisdiction, or that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts. The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such action, suit or proceeding in the manner provided in Section 9.02 or in such other manner as may be permitted by Law, will be valid and sufficient service thereof.

9.07            Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY ACTION OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR IN EQUITY, WHETHER IN CONTRACT OR TORT OR OTHERWISE, BASED ON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, INCLUDING BUT NOT LIMITED TO ANY COURSE OF CONDUCT, COURSE OF DEALING, VERBAL OR WRITTEN STATEMENT OR ACTION OF ANY PARTY HERETO.

9.08            Counterparts. This Agreement may be executed in two or more counterparts for the convenience of the parties hereto, each of which shall be deemed an original and all of which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page, including any electronic signature complying with the U.S. federal ESIGN Act of 2000 (e.g., www.docusign.com), to this Agreement by e-mail in “portable document format” shall be effective as delivery of a mutually executed counterpart to this Agreement.

9.09            Entire Agreement. This Agreement and the Ancillary Agreements constitute the entire agreement with respect to the subject matter contained herein and therein, and supersede all prior agreements and understandings, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the Ancillary Agreements and the Schedules (other than an exception expressly set forth as such in the Schedules), the statements in the body of this Agreement shall control.

9.10            Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties hereto further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

9.11            Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and it is accordingly agreed that the parties hereto will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court specified in Section 9.06, in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (a) any party hereto has an adequate remedy at Law or (b) an award of specific performance is not an appropriate remedy for any reason at Law or equity. Each party hereto further agrees that no party hereto shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtain any remedy referred to in this Section 9.11, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

9.12            Amendments. This Agreement may be amended, at any time prior to the Effective Time, by an instrument in writing signed on behalf of Parent, Merger Sub and Company; provided, however, that after the Company Shareholder Approval is obtained, there shall be no amendment or waiver that, pursuant to applicable Law, requires further approval of the Company Shareholders, without the receipt of such further approvals.

9.13            Certificates. In executing any certificate or other documentation in connection with this Agreement, directors, officers and employees of Parent, Merger Sub and the Company are acting in their capacities as such and are not assuming personal liability in connection therewith.

9.14            Schedules. The Schedules shall be arranged in separate parts corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify the representation or warranty set forth in the corresponding numbered or lettered Section or subsection of this Agreement, as well as (a) any other representation or warranty where such information is cross-referenced in the applicable part of the Disclosure Schedules; or (b) any other representation or warranty where it is reasonably apparent on the face of the disclosure (without reference to any document referred to therein) that such information qualifies such other representation and warranty of the Company or Parent, as applicable, in this Agreement. Certain information set forth in the Schedules is or may be included solely for informational purposes, is not material or an admission of liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Schedules does not imply that such amounts (or higher or lower amounts) are or are not material, and no party hereto shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Schedules in any dispute or controversy between the parties hereto as to whether any obligation, item, or matter not described herein or included in the Schedules is or is not material for purposes of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

MOLEKULE GROUP, INC.

By:	/s/ Ryan Tyler
Name: Ryan Tyler
Title: Chief Financial Officer

AVATAR MERGER SUB LTD.

By:	/s/ Ryan Tyler
Name: Ryan Tyler
Title: Chief Financial Officer

AURA SMART AIR LTD.

By:	/s/ Aviad Shnaiderman
Name: Aviad Shnaiderman
Title: Co-Founder and CEO

By:	/s/ Ofer Blumenfeld
Name: Ofer Blumenfeld
Title: CFO

[Signature Page to Agreement and Plan of Merger]